UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

29 January 2015

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ........X.....                                                     Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 29 January 2015	By:	/s/ J Fahey
Name: J Fahey
Title: Senior Company Secretarial Assistant

Interim results, six months ended 31 December 2014
29 January 2015

A strong business improving in a challenging environment

•	Organic net sales in the half were broadly flat (-0.1%) with volume down 1.9%. Performance improved in Q2

•	Continued strong performance of reserve brands, up 10%, was a key driver of positive overall price/mix

•	Marketing spend was in line with net sales, as effective spend benefitted from procurement efficiencies worth 3% of total marketing investment

•	Restructuring benefits drove operating margin improvement of 28bps with organic operating profit up 0.7%

•	Free cash flow was £699 million, up £373 million on the first half last year

•	Eps before exceptional items was 53.7 pence per share, down 8.9 pence per share driven mainly by negative exchange impacts and lower income from associates and joint ventures

•	Interim dividend up 9% to 21.5 pence per share

Ivan Menezes, Chief Executive, commenting on the six months ended 31 December 2014

"We have improved our performance during the half and we have again shown: the strength of our brands, which is driving our share gains; our strong innovation capability, which has enabled us to access new growth opportunities; and our focus on cost. We delivered the planned savings from our global efficiency programme together with procurement benefits in marketing spend which we have reinvested in our brands and we increased our investment in our routes to consumer while again expanding our margins.

We have already taken action to improve the performance of those brands and markets that have not performed as well as we would expect. This contributed to our stronger second quarter performance and I expect to maintain this momentum through the year.

The half saw Diageo acquire control of USL, putting us in the position to create an iconic leader in spirits in an attractive market. We have also reached agreement to acquire all of Don Julio, which will significantly strengthen our position in one of our fastest growing categories.

The quality of these results in a tough environment, with depletions ahead of shipments and improving cash flow, reinforce my confidence that Diageo can realise its full potential and deliver our performance ambition.”

Ends

Foreign exchange movements relating to Venezuela

From March 2014 the group has applied the Sicad II rate when consolidating operations in Venezuela. For the six months ended 31 December 2013 the consolidation rate of $1=VEF9 was applied. The change in March 2014 was applied to the total reported operations for the nine months ended 31 March 2014 and subsequent periods. This change reduced the previously reported net sales and operating profit for the six months ended 31 December 2013 by £237 million and £183 million respectively. This reduction in net sales and operating profit was incorporated into Diageo’s results for the nine months ended 31 March 2014 and in the Q3 F14 IMS Diageo reported net sales decline of 7.4% for the nine months ended 31 March 2014.

Unless otherwise stated, commentary refers to organic movements.

1

RESULTS SUMMARY

Half year results, six months ended 31 December 2014

Key financial information

Key performance indicators		First Half F15	First Half F14
Organic net sales growth	%	-	2
Organic operating margin improvement	basis points	28	37
Earnings per share before exceptional items	pence	53.7	62.6
Free cash flow	£ million	699	326
Return on average invested capital	%	13.9	17.8

Other financial information		First Half F15 Reported	First Half F14 Reported	Organic growth %	Reported growth %
Volume	EUm	134.1	84.3	(2)	59
Net sales	£ million	5,900	5,932	-	(1)
Marketing spend	£ million	896	903	-	(1)
Operating profit before exceptional items (a)	£ million	1,839	2,060	1	(11)
Operating profit (b)	£ million	1,668	2,040		(18)
Share of associates and joint ventures profit after tax	£ million	113	181		(38)
Net finance charges	£ million	239	225		6
Reported tax rate	%	16.8	18.2		(8)
Reported tax rate before exceptional items	%	18.3	19.4		(6)
Profit attributable to parent company’s shareholders	£ million	1,311	1,599		(18)
Basic earnings per share	pence	52.3	63.8		(18)
Interim dividend per share	pence	21.5	19.7		9

(a)	Operating profit before exceptional items included attributable transaction and integration costs of £10 million in the six months ended 31 December 2013 in respect of business acquisitions.
(b)	Operating profit includes an exceptional charge of £171 million, an analysis for which is provided on page 21.

	Volume		Net sales		Marketing spend		Operating profit(a)
Organic growth by region	%	EUm	%	£ million	%	£ million	%	£ million
North America	(2)	(0.6)	-	(1)	3	8	(1)	(7)
Europe	(1)	(0.2)	-	(4)	3	6	1	3
Africa	9	1.1	5	38	12	9	4	7
Latin America and Caribbean	(10)	(1.3)	(1)	(4)	3	3	7	13
Asia Pacific	(7)	(0.6)	(5)	(39)	(15)	(24)	(7)	(14)
Corporate	-	-	8	3	(20)	(1)	16	11
Diageo	(2)	(1.6)	-	(7)	-	1	1	13

(a)	Before exceptional items.

Organic net sales growth by region %	Q1	Q2
North America	0.1	(0.2)
Europe	(1.4)	0.4
Africa	-	9.4
Latin America and Caribbean	(1.4)	(0.2)
Asia Pacific	(7.4)	(4.0)
Diageo	(1.5)	0.7

2

	Net sales	Marketing spend	Operating profit
	£ million	£ million	£ million
Foreign Exchange rate movements	(488)	(43)	(268)

Reported net sales and operating profit were significantly impacted by negative foreign exchange, driven by the strengthening of the pound against many currencies, in particular the Venezuelan bolivar, the Russian rouble and the euro. Using current exchange rates (£1 = $1.50; £1 = €1.34), the exchange rate movements for the year ending 30 June 2015 are estimated to adversely impact net sales and operating profit by approximately £120 million and £85 million respectively, and increase net finance charges by £10 million. This excludes the impact of IAS 21 and IAS 39. It is estimated that the hyperinflation charge for the year ending 30 June 2015 will be approximately £60 million.

	Volume	Net sales	Marketing spend	Operating profit
Acquisitions and disposals	EUm	£ million	£ million	£ million
Acquisitions	52	484	35	23
Disposals	-	3	-	-
Total	52	487	35	23

The impact of acquisitions and disposals on the reported figures arose primarily in respect of the full consolidation of United Spirits Limited (USL) and the termination of the transitional arrangements following the disposal of Jose Cuervo. It also includes acquisition and integration costs incurred in the year, largely in respect of USL.

Operating exceptional Items

On 5 January 2015, Diageo accepted the Korean court recommendation to settle litigation against Korean customs regarding the transfer pricing methodology applicable to spirits imported between 2004 and 2010.  For the six-month period ended 31 December 2014 Diageo has charged £145 million before tax in respect of resolving this dispute as well as other related pending issues.

Interim Management Statements

Following the announcement by the Financial Conduct authority in November 2014 in respect of the future obligation for listed companies to provide Interim Management Statements (IMS), Diageo will  publish an  IMS in respect of the  nine month period  ending 31 March 2015 but will not  publish an IMS for for March and September beginning in the year ending 30 June 2016.

Notes to the business and financial review

Unless otherwise stated:

•	volume is in millions of equivalent units (EUm)
•	net sales are sales after deducting excise duties
•	percentage movements are organic movements
•	share refers to value share
•	GTME refers to Global Travel Asia and Middle East

See page 40 for explanation of non-GAAP measures.

3

FINANCIAL REVIEW
For the six months ended 31 December 2014

Net sales growth (£ million)
Reported net sales were flat. Adverse foreign exchange was offset by the full consolidation of USL. Growth in reserve brands and pricing in Venezuela offset volume decline

(a)	Impact of acquisitions and disposals on the first half F14 and the first half F15. See page 43 for further details.

Reported net sales were flat. Adverse foreign exchange was offset by the full consolidation of USL. Organic volume decline was largely driven by currency related market contraction in West LAC and South East Asia, a challenging environment in Venezuela and weakness in the standard price segment in North America. Positive price/mix was largely driven by the strong performance of reserve brands and price increases in Venezuela.

Operating margin improvement (%)
Cost savings delivered 28bps of organic margin improvement

The full consolidation of USL has rebased Diageo’s operating margin by 2pps. Adverse foreign exchange, primarily in respect of the Venezuelan bolivar, reduced reported margins while the organic increase in operating margin was 28bps driven by cost savings from the global efficiency programme.

4

Earnings per share before exceptional items (pence)
Eps before exceptionals impacted by adverse foreign exchange, decrease in associate profit and increase in finance charges

Eps fell 8.9 pence largely as a result of adverse foreign exchange movements, which reduced eps 8.4 pence. Operating profit after tax and excluding foreign exchange movements had a positive impact on eps as a result of organic growth and the lower tax rate. Lower income from associates and joint ventures and the increase in other finance charges, which largely reflects updated projections for dividends payable in respect of the Zacapa agreement, also had a negative impact on eps.

Basic eps was 52.3 pence (6 months ended 31 December 2013 – 63.8 pence), with exceptionals reducing eps by 1.4 pence (6 months ended 31 December 2013 – 1.2 pence favourable).

For movements in net finance charges see below:

Movement in net finance charges	£ million
First Half F14 Reported	225
Net interest charge	6
Post employment charges	1
Venezuela hyperinflation adjustment	(3)
Other finance charges	10
First Half F15 Reported	239

	First Half F15 Reported	First Half F14 Reported
Average monthly net borrowings (£ million)	10,698	9,160
Effective interest rate	3.7%	4.1%

For the calculation of the effective interest rate, the net interest charge excludes fair value adjustments to derivative financial instruments and borrowings. Average monthly net borrowings include the impact of interest rate swaps that are no longer in a hedge relationship but excludes the market value adjustment for cross currency interest rate swaps.

The increase in average net borrowings was principally the result of the acquisition of the controlling interest in USL, completed on 2 July 2014, and the inclusion of USL’s net borrowings. The effective interest rate decreased in the six months ended 31 December 2014 principally as a results of lower interest rates on new debt issues.

5

Free cash flow (£ million)
Positive working capital movement, lower interest and tax payments offset the impact of reduced operating profit and the full consolidation of USL on cash flow

(a)	Operating profit adjusted for non cash items including depreciation and amortisation.
(b)	Other movements includes dividends received from associates and joint ventures, movements in loans receivable and other investments, and payments in respect of the settlement of Thalidomide litigations.

The increase in free cash flow was primarily driven by the positive working capital movement, largely due to increases in creditor balances. Lower interest and tax payments are due to phasing. Contributions to pension plans were lower than the same period last year, largely driven by the one off payment made into the Irish pension scheme last year.

Return on average invested capital (ROIC) (a)
The investment in USL has rebased ROIC and adverse FX reduced ROIC in the period

(a)	ROIC calculation excludes exceptional items

The full consolidation of USL reduced ROIC by 2.1pps. Foreign exchange movements which reduced operating profit, were partially offset by the impact of foreign exchange on invested capital.

6

BUSINESS REVIEW

Half year results, six months ended 31 December 2014

North America

“Net sales in North America were in line with last year, given the slowdown in the US spirits market as a result of weaker pricing and our comparison against a strong first half last year. In our US Spirits and Wines business volume was down but continued strong performance of reserve brands was the main driver of 2.6 percentage points of price/mix.  Given our already premium price position in many categories, we have taken fewer price increases and engaged in more tactical promotional activities in the most competitive segments. Scotch shipments were down 9% against the prior period which benefitted from a number of innovations. Depletions, however, were up for our scotch malts portfolio and Buchanan’s and both gained share, and Buchanan’s became the number two super premium scotch by value behind Johnnie Walker.  Our strength in innovation continues to be a key growth driver and Cîroc Pineapple and Crown Royal Regal Apple contributed to overall growth in Diageo’s vodka and North American whiskey categories, up 6% and 3% respectively, while Captain Morgan gained share in rum driven by Captain Morgan White Rum.  Smirnoff saw improved consumer offtake driven by promotional activities and the new campaign and packaging, with the core brand gaining share. Consumer demand for more authentic deluxe brands continued and our reserve brand business grew 10%, with strong performance from Don Julio and Bulleit which  both outperformed their categories and gained share. In DGUSA net sales were broadly flat as ready to drink performance stabilised and the success of Guinness Blonde American Lager contributed to overall growth of the Guinness brand.  Diageo Canada has already seen some  benefit from our new  distribution system with net sales up 1%. Brand investment was up 3% focused on our innovation launches and Smirnoff. Gross margin was negatively impacted by lower scotch shipments together with the one off impact on net sales from the change in the distribution system in Canada. This was only partially offset by lower overheads in the region and operating margin declined by 35 basis points.”

Key financials £ million:
	First Half F14 Reported	Exchange	Acquisitions and disposals	Organic movement	First Half F15 Reported	Reported movement %
Net sales	1,904	(25)	(11)	(1)	1,867	(2)
Marketing spend	293	(4)	7	8	304	4
Operating profit before exceptional items	851	(21)	(4)	(7)	819	(4)
Exceptional items	(1)				(11)
Operating profit	850				808	(5)

Markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
North America	(2)	-	(2)

US Spirits and Wines	(3)	-	(1)
DGUSA	(2)	-	(1)
Canada	-	1	(8)

Spirits (b)	(2)	-	(1)
Beer	(3)	(3)	(5)
Wine	2	1	1
Ready to drink	(1)	1	(12)

7

Global giants and local stars (b):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Smirnoff	(5)	(7)	(8)
Crown Royal	-	(1)	(2)
Captain Morgan	(7)	(8)	(9)
Johnnie Walker	(4)	(14)	(15)
Cîroc	27	27	26
Ketel One vodka	(1)	(1)	(1)
Guinness	-	(1)	(3)
Baileys	(4)	(6)	(8)
Tanqueray	-	2	1
Don Julio	13	21	20
Buchanan’s	30	32	31
Bulleit	52	59	58

(a)	Organic equals reported movement for volume except for North America (3)%, US Spirits and Wines (4)%, spirits (3)% and ready to drink (17)% reflecting the termination of the transitional arrangements following the disposal of Jose Cuervo.
(b)	Spirits brands excluding ready to drink.

•	In US Spirits and Wines, which represents 82% of the net sales in the region, net sales were broadly flat, with 2.6pps of positive price/mix, driven by the double digit growth of reserve brands and innovation launches. Net sales in vodka grew 6% on the back of the successful launch of Cîroc Pineapple which resulted in an overall net sales growth of 28% for the Cîroc brand. High stock levels impacted Smirnoff net sales which were down 8%, however the relaunch of the brand with a new packaging and marketing campaign, coupled with targeted promotional activities have improved the core brand’s performance, which gained share. Captain Morgan net sales were down 9% as Captain Morgan Spiced Rum suffered from increasing competition in the spiced rum category and from lapping the launch of Captain Morgan White Rum last year, which performed well and gained share. Net sales in North American whiskey increased 3%, Bulleit continued to outperform the category with net sales up 58%, Crown Royal net sales declined 1%, with strong growth from the launch of Crown Royal Regal Apple offset by lapping the launch of Crown Royal XO in the same period last year. Johnnie Walker net sales were down 17% as it lapped the launch in the first half last year of super premium variants Johnnie Walker Platinum Label and Johnnie Walker Gold Label Reserve and the promotional activities and phasing of shipments in Johnnie Walker Black Label and Johnnie Walker Blue Label respectively. Buchanan’s net sales were up 33% as it continued to leverage its strong connection with the Hispanic community and it is now the second largest super premium scotch in value behind Johnnie Walker. Net sales of tequila were up 37%, driven by the continued success of Don Julio, with net sales up 21%, and the launches under Diageo’s ownership of the newly acquired Peligroso and DeLeón brands.
•	DGUSA net sales were broadly flat, with volume down 2%. Guinness net sales were up 1%, driven by the successful launch of Guinness Blonde American Lager, but the core brand was still impacted by the decline in the on trade. Ready to drink net sales were up 2% as it benefitted from comparison against last year’s destocking in the pouches segment.
•	Net sales in Canada benefitted from the change in distribution system and increased 1%, with volume broadly flat. Growth in Johnnie Walker Black Label and reserve brands partially offset the decline of Guinness, which was impacted by weakness in the on trade.
•	Marketing spend increased 3%, with the upweighted investment largely focused on supporting Smirnoff, with the new ‘Exclusively for Everybody’ campaign, innovations such as Cîroc Pineapple, Guinness Blonde American Lager, Crown Royal Regal Apple and Peligroso.

8

Europe

“Diageo’s performance in Europe reflected a stable performance in Western Europe, strong growth in Turkey, and tough trading conditions in Russia and Eastern Europe. In Western Europe, we continued our strategy to improve efficiency and invest behind our brands. Great Britain, France and Italy were all in growth, driven by successful innovation launches and reserve brands, which were up double digit. We continued to invest behind our route to consumer, which coupled with our focus on cost, enabled us to increase our coverage without increasing overheads. In Turkey, net sales grew mainly through the continued premiumisation of the raki category, driven by Yenì Raki, the leading brand. Share increased in the premium segment as a result of strong focus in the on trade. Performance in Russia and Eastern Europe was significantly impacted by the economic environment in Russia, where consumer confidence is weak due to sanctions, currency devaluation and tighter credit. In this challenging environment we gained share in scotch and rum. Marketing spend was up 3%, up 44 basis points as a percentage of net sales, largely supporting the launch of Haig Club in Western Europe.  Margins in Western Europe were broadly flat, and despite weakness in Russia the strong performance of Turkey resulted in margin improvement of 30 basis points.”

Key financials £ million:
	First Half F14 Reported	Exchange	Acquisitions and disposals	Organic movement	First Half F15 Reported	Reported movement %
Net sales	1,560	(92)	(5)	(4)	1,459	(6)
Marketing spend	231	(12)	-	6	225	(3)
Operating profit before exceptional items	509	(31)	(1)	3	480	(6)
Exceptional items	-				(4)
Operating profit	509				476	(6)

Markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Europe	(1)	-	(6)

Western Europe	(1)	-	(4)
Russia and Eastern Europe	(8)	(12)	(25)
Turkey	5	11	(1)

Spirits (b)	(1)	-	(8)
Beer	-	-	(4)
Wine	4	2	(3)
Ready to drink	(5)	2	-

Global giants and local stars (b):
Guinness	(2)	(1)	(4)
Johnnie Walker	(10)	(13)	(20)
Smirnoff	(3)	(5)	(8)
Yenì Raki	(2)	10	(2)
Baileys	(3)	(4)	(10)
JεB	(2)	(5)	(10)
Captain Morgan	7	6	(2)

(a)	Organic equals reported movement for volume
(b)	Spirits brands excluding ready to drink.

•	Western Europe net sales were broadly flat as the performance of individual markets continued to reflect the mixed economic recovery across Europe.
•	In Great Britain, net sales increased 2% with 2pps of positive price/mix, driven by strong growth of ready to drink and reserve brands. Innovation, including the launches of Haig Club and Cîroc Amaretto, and increased consumer focused activations such as the Global World Class Finals in London last summer and the London cocktail week, were the main drivers of the 50% net sales growth in reserve brands. In the more price competitive standard segment, Captain Morgan and Baileys performed well with net sales up 6% and 2% respectively. Smirnoff net sales were flat, as it lapped the launch of Smirnoff Gold last year but with good performance from Smirnoff Red, which was up 3% and gained share. Net sales in beer were down 2% as Guinness was impacted by weakness in the on trade, however it maintained share. Ready to drink net sales were up 23% principally driven by Captain Morgan Original Spiced, Gordon’s & Tonic and Gordon’s Slimline & Tonic.

9

•	In Ireland, net sales declined 2%, largely driven by the transfer of sales of wines to Diageo Wines Europe which was worth 2pps of growth. Guinness net sales were up 1%, growing after more than six years of decline. The growth came from increased focus on execution in the on trade, partially offset by softness in spirits following last year’s duty increase.
•	In Southern Europe, net sales declined 1% with 0.5pps of positive price/mix. While still a challenging trading environment, the performance in these countries has improved, as Italy and Greece were in growth and the decline in Spain moderated to 2%. In Spain, category performance was mixed with Tanqueray and Smirnoff net sales up 24% and 7% respectively, however largely offset by a soft performance of Johnnie Walker. Reserve brands performed well and net sales grew double digit with a strong performance from scotch malts, Cîroc, which nearly trebled in Italy, and Zacapa.
•	Net sales in Germany and Austria declined 13%. In Germany, net sales were down 9% largely driven by commercial negotiations and the transfer of sales of Yenì Raki to Mey İçki, which was worth 5pps of growth. Scotch net sales declined 12% due to Johnnie Walker Black Label performance lapping a year of upweighted marketing investments. In Austria, performance was impacted by the comparison against the prior period which saw forward buying ahead of the January 2014 duty increase.
•	In France net sales increased 2%, driven by a good performance in scotch malts and reserve brands. Smirnoff and Baileys were impacted by a competitive pricing environment and both net sales declined 7%, while Captain Morgan continued to perform well and doubled its net sales following its successful launch last year.
•	Net sales in Benelux decreased 12% mainly driven by price realignment in Johnnie Walker and Smirnoff with both brands gaining share.
•	Diageo Wines Europe net sales increased 7%, driven by strong growth in [yellow tail], expansion in other countries and the transfer of sales of wines from Diageo Ireland, which was worth 2pps of growth. Blossom Hill net sales were down 1% as it lapped prior year strong promotional activities.
•	The consumer environment in Russia and Eastern Europe has been severely impacted by the economic and political events there and net sales declined 12%. Scotch, Diageo’s largest category in Russia, was hardest hit and declined 17%, although Johnnie Walker Red Label maintained its leadership position in standard scotch, and White Horse gained share. Locally produced innovations, Rowson’s Reserve, an Irish whiskey drink, and Shark Tooth, which competes in rum, were successful with distribution gains and strong rates of sales, and Shark Tooth is now the third largest brand in the category in its second year in the market. In Poland, net sales declined 18% as there was forward buying before an excise duty increase in the comparable period. Johnnie Walker regained its leadership position in whisk(e)y, but net sales declined 24% and while depletions stabilised, Smirnoff Black was down 35%. In Eastern Europe the conflict in Ukraine and route to market disruptions in Kazakhstan and Azerbaijan led to double digit net sales decline on Johnnie Walker Red Label and Baileys. This was partially offset by the strong performance of Captain Morgan across Eastern Europe resulting in a net decline of 7%.
•	Net sales in Turkey were up 11%, driven by raki and included the transfer of sales from the German former distributor to Mey İçki which was worth 2pps of growth. Yenì Raki continued to drive premiumisation with Yenì Seri in the premium segment and Yenì Raki Ala in the super premium segment, recruiting consumers through perfect serve trade activations and limited edition innovations. Tekirdağ gained share and a new ultra premium variant, Tekirdağ No: 10, was launched to reinforce the upper end of Diageo’s raki range. The lower priced raki portfolio reached its highest market share in three years, driven by distribution gains and consumption shifting to lower priced tiers following excise duty increases. Diageo’s International spirits continued to gain share with Johnnie Walker and the whiskey portfolio up 50 and 130 basis points respectively.
•	Marketing spend in the region increased 3% largely driven by increased spend in Western Europe, up 4%, focused on innovations, including the launch of Haig Club, and reserve brands. In Russia and Eastern Europe, marketing spend declined 4%, reflecting the challenging macroeconomic environment, and spend was focused on driving penetration, awareness and trial as opposed to image building, with accelerated spend in digital. In Turkey, marketing spend declined slightly as the mix of programmes changed following the introduction of greater restrictions in advertising legislation and spend was also cut from non-core categories such as wine and re-directed to higher priorities such as raki and scotch initiatives.

10

Africa

“Our overall performance in Africa has improved, with net sales up 5%. We have begun to lap the excise duty change on Senator in Kenya in the half, performance in our Africa Regional Markets has improved as beer in Ghana and Cameroon is in good growth, we have delivered strong growth in spirits in Angola as a result of improved route to consumer and our performance in Nigeria improved. Nigeria remains a challenging market, though, as consumers continue to trade down into value beer. However, the successful launch of Orijin and the improved performance of Satzenbrau drove growth in beer despite softness in other brands and destocking. In South Africa Smirnoff 1818 and Johnnie Walker delivered very strong performances. Spirits in Africa were up 19% with double digit growth in every market, driven by both mainstream international spirits and our strong local spirits brands. Across Africa we have continued to build our route to consumer and invested in our brands, with marketing spend up 12%, driven by the global Guinness platform ‘Made of More’ and our latest execution ‘Made of Black’. Reserve has gone from strength to strength with net sales up 25% and we have driven out costs from all of our markets. Operating margin however was down 26 basis points. Mix in South Africa and price and mix in East Africa drove margin improvement in these two markets, but margin declined in Nigeria and despite strong margin expansion in Ghana and Angola, net sales declines in other countries in Africa Regional Markets eroded margin for that market.”

Key financials £ million:
	First half F14 Reported	Exchange	Acquisitions and disposals	Organic movement	First half F15 Reported	Reported movement %
Net sales	774	(67)	-	39	746	(4)
Marketing spend	81	(5)	-	9	85	5
Operating profit before exceptional items	188	(20)	-	7	175	(7)
Exceptional items	(2)				(1)
Operating profit	186				174	(6)

Markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Africa	9	5	(4)

Nigeria	14	1	(6)
East Africa	7	11	5
Africa Regional Markets	15	16	(3)
South Africa	2	(6)	(16)

Spirits (b)	25	19	9
Beer	1	5	(4)
Ready to drink	(37)	(32)	(38)

Global giants and local stars (b):
Guinness	(9)	(11)	(19)
Malta	(12)	(15)	(26)
Johnnie Walker	19	15	8
Smirnoff	21	18	6
Tusker	(3)	13	7
Harp	(39)	(52)	(55)
Senator	(28)	(33)	(36)

(a)	Organic equals reported movement for volume.
(b)	Spirits brands excluding ready to drink.

•	In Nigeria, volume and net sales were up driven by the national launch of Orijin, for which extra capacity has been introduced to support growth, but performance of the beer portfolio remained relatively flat as the stout category continued to lose share to lager which impacted Guinness. Value lagers outperformed the mainstream and premium segments, which benefitted Satzenbrau but exacerbated pricing issues and the planned destocking of Harp. While spirits net sales were up 29% in total, driven by strong local spirits performance, international spirits net sales declined by approximately a third as a result of a strategic decision to reduce inventory levels in the market.

11

•	East Africa’s performance, with volume and net sales up 7% and 11% respectively was driven by robust performances in both beer and spirits. Double digit net sales growth of both Tusker and Guinness for East Africa, along with value offerings Balozi in Kenya and Kibo Gold in Tanzania, more than offset the continued decline of Senator that resulted from excise duty changes in the comparable period and accounted for 5pps of net sales growth. Spirits net sales growth was driven by Kane Extra and Johnnie Walker, which benefitted from increased distribution and new ‘Tavern Packs’ which combine 20 cl pack sizes of Red Label with ginger beer and a cup and are targeted at premium pubs and mainstream outlets that previously did not stock the brand.
•	In Africa Regional Markets net sales grew 16%. Spirits performance in Angola recovered with the implementation of a new route to consumer strategy and the appointment of a new distributor. In Ghana, Malta also benefitted from an improved route to consumer, along with a new advertising campaign and new packaging launched in the previous fiscal year that have driven 2.4pps of share gains. Spirits in Ghana also performed well, up over 50%, driven by Johnnie Walker and Baileys. Both beer and spirits in Cameroon were key drivers of performance, with share gains from Harp, a resilient Guinness performance despite short term supply constraints and Johnnie Walker which more than doubled net sales. In the rest of Africa Regional Markets, the strong net sales growth of Malta was offset by the decline of Meta in Ethiopia in an increasingly competitive pricing environment.
•	In a challenging economic environment, net sales in South Africa were down 6%. This was driven by Smirnoff Ice Double Black and Guarana as the brand lapped very strong net sales and high stock levels in the comparable period, and transferred to DHN in the second quarter of this fiscal year. The underlying performance of the business was driven by spirits, notably Smirnoff 1818, which was up 23% with new packaging and sampling programmes. Johnnie Walker also delivered a strong performance with Black Label and Red Label net sales up 13% and 17% respectively, supported by the ‘King of Flavours’ and ‘Johnnie and Ginger’ campaigns that focus on quality and liquid credentials.
•	Marketing spend in Africa increased 12%. Net sales of spirits was up 19% supported by a double digit increase in investment driven by South Africa where spend was significantly upweighted on vodka, both Smirnoff 1818 and Cîroc, as well as scotch and local spirits in East Africa. A marketing services agreement with the new distributor in Angola drove spirits marketing spend efficiencies. Spend on beer was up 6% as investments on Guinness and the ‘Made of More’ platform increased 20%, and Orijin was rolled out nationally in Nigeria.

12

Latin America and Caribbean

“In LAC we have delivered a good performance across the domestic business while the the border business remains challenging. Currency volatility continues to impact underlying demand in the border trade and therefore inventory levels reduced to reflect this. Together with reduced imports into Venezuela, this has impacted net sales of our scotch brands which were down 7% in the half. A strong contribution from our domestic markets mitigated the impact on net sales. In Venezuela, the actions we are taking to maximise our import and local portfolios, given limited access to foreign exchange, delivered net sales growth. In Brazil, our decision to harmonise interstate price variances and our continued work on route to consumer led to inventory reduction in the distributor channel, the impact of which was partially offset by price increases. Performance in Colombia was strong with share gains, and in Mexico the strength of our scotch portfolio delivered good growth. Chile, Peru and Jamaica benefitted from our route to consumer interventions and all delivered good growth. A reduction in overheads, particularly in Venezuela, led to an operating margin increase of 2.3 percentage points for the region.”

Key financials £ million:
	First half F14 Reported	Exchange	Acquisitions and disposals	Organic movement	First Half F15 Reported	Reported movement %
Net sales	900	(277)	-	(4)	619	(31)
Marketing spend	123	(16)	-	3	110	(11)
Operating profit before exceptional items	386	(192)	-	13	207	(46)
Exceptional items	(1)				(4)
Operating profit	385				203	(47)

Markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Latin America and Caribbean	(10)	(1)	(31)

PUB	(9)	-	(7)
Venezuela	(44)	6	(79)
Colombia	10	12	2
Mexico	4	7	-
West LAC	(11)	(11)	(17)

Spirits (b)	(11)	(4)	(34)
Beer	8	19	7
Wine	(14)	(3)	(29)
Ready to drink	2	30	(10)

Global giants and local stars (b):
Johnnie Walker	(13)	(10)	(24)
Buchanans	(13)	(4)	(50)
Old Parr	(8)	(12)	(47)
Smirnoff	(11)	18	-
Ypióca	(7)	(5)	(12)
Baileys	(5)	3	(13)

(a)	Organic equals reported movement for volume.
(b)	Spirits brands excluding ready to drink.

•	Net sales in Paraguay, Uruguay and Brazil (PUB) were flat as price increases in Brazil partially offset volume decline as Diageo’s strategy to address interstate tax variances and to reduce commercial discounts together with route to consumer initiatives reduced stock levels held by distributors. Net sales of Johnnie Walker were down 11% as competitor pricing activity in the off trade increased Johnnie Walker Red Label’s price premium over competitor brands. Old Parr and White Horse performed well up 18% and 28% respectively and gained share following acceleration of recruitment platforms in the on trade and media campaigns. Net sales growth in vodka was driven by Smirnoff, up 23% following price increases and ready to drink net sales increased 22% following the launch of Smirnoff Ice Green Apple. Net sales of the Ypióca brand, which declined 5%, were affected by a change in distribution and a decline in flavours. While the brand has performed strongly in its core region, last year coverage was expanded to new areas and changes were made to distribution for that roll out which impacted performance in the half.

13

•	In Venezuela, the impact of high inflation together with restrictions on imported goods led to scotch volume declining 40% and net sales declining 13%. The strong performance of local brands led to total net sales increasing 6%, despite a shortage of glass impacting volumes. Price increases on Cacique rum resulted in net sales growing 39% supported by strong equity scores and trade activations, while Gordon’s Vodka gained share supported by the ‘Vive Simple, Vive Gordon’s’ campaign led to an increase in net sales of 215%, albeit off a small base. Reserve brands increased 84% predominantly driven by Johnnie Walker super premium variants and Buchanan’s Special Reserve.
•	Net sales in Colombia increased 12% as Diageo’s brands gained share with the expansion of the route to consumer programme. Within scotch, Old Parr grew 19% benefitting from the launch of Old Parr Tribute and Buchanan’s delivered 13% growth with a strong contribution from Buchanan’s Special Reserve. Johnnie Walker net sales were flat following price repositioning during the half, however share gains were made across all variants following consumer events and trade activations.
•	Mexico delivered 7% net sales growth driven by the strong performance of scotch. Johnnie Walker Red Label drove 40% of the overall growth benefitting from great visibility with the ‘Keep Walking Mexico’ campaign and digital activations. This was the main contributor to total Johnnie Walker net sales up 8%. The introduction of Black & White supported by the Buchanan’s family connection resulted in net sales growth of 70% and the brand gained 4.1pps of share.
•	Net sales in West LAC declined 11% driven by further market contraction in the border zones, down 50%, as a result of currency volatility. In the domestic markets net sales grew 4% with strong contributions from Peru, Chile and Jamaica. In Peru net sales grew 20% with strong contributions from across the Johnnie Walker portfolio and Baileys following the introduction of the Dulce de Leche flavour variant. Standard scotch brands, including White Horse and Johnnie Walker Red Label along with Pampero, contributed to 8% net sales growth in Chile and in Jamaica strong consumer campaigns on Red Stripe along with the introduction of new formats led to net sales growth of 14%, which together with a good performance of Guinness in West LAC led to the beer category growth in the region. There was also good net sales growth in Costa Rica and Venture Central America.
•	An increase in marketing spend of 3% supported the expansion of brand portfolios in the region. Smirnoff spend increased behind the new global positioning and distribution expanded in Brazil, Mexico and Chile. Scotch spend was focused on Old Parr in Colombia and the launch of Old Parr Tribute, Johnnie Walker Black Label and Red Label in Mexico and Colombia. Elsewhere spend also increased on Red Stripe driving greater consumer engagement around the football platform and to maintain Cacique’s leading position in Venezuela.

14

Asia Pacific

“Performance for Asia Pacific reflects inventory reductions and a tough comparison against high shipments  in South East Asia last year, and weakness in scotch in China.  Elsewhere, North Asia, Taiwan, India and GTME delivered growth and Australia’s  performance improved, led by innovation in the ready to drink segment.  Innovation contributed significantly to the region’s net sales performance, with the high profile launch of Haig Club  in South East Asia, Korea, China and GTME an important driver of this.  Our reserve performance was good, up 7%, with 36% growth of the reserve scotch malts, and all markets except South East Asia grew their reserve portfolio double digit.  The weaker  top line and cost inflation has impacted margin and despite cost efficiencies, gross margin was down. Marketing spend is lower as a result of reduced spend in China and South East Asia.  We have reviewed our investment priorities in these markets to improve returns while also supporting long term growth drivers, such as the premiumisation of scotch and expanding scotch to new consumer occasions in China, and upweighted investment behind Johnnie Walker Red Label in Thailand to encourage consumers to step up to international brands from beer and local spirits.  We have also invested to extend our coverage and influence through route to consumer interventions in a number of markets, and as a result overheads for the region increased, with  operating margin  down 50 basis points.”

Key financials £ million:
	First half F14 Reported	Exchange	Acquisitions and disposals	Organic movement	First Half F15 Reported	Reported movement %
Net sales	752	(26)	479	(39)	1,166	55
Marketing spend	170	(6)	28	(24)	168	(1)
Operating profit before exceptional items	193	(4)	39	(14)	214	11
Exceptional items	-				(147)
Operating profit	193				67	(65)

Markets and categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Asia Pacific	(8)	(5)	55

South East Asia	(31)	(31)	(33)
Greater China	(20)	(3)	(7)
India	12	6	1690
Global Travel Asia and Middle
East	13	12	11
Australia	(4)	(1)	(6)
North Asia	1	4	1

Spirits (b)	(7)	(7)	69
Beer	(9)	(4)	(11)
Ready to drink	1	8	1

Global giants and local stars (b):
Johnnie Walker	(16)	(17)	(19)
Windsor	(4)	(2)	(2)
Smirnoff	(4)	(12)	(15)
Guinness	(8)	(2)	(9)
Bundaberg	(21)	(17)	(22)
Baileys	(2)	(11)	(15)

(a)	Organic equals reported movement for volume except for Asia Pacific 622%, India 6,707% and spirits 723%, reflecting the full consolidation of USL.
(b)	Spirits brands excluding ready to drink.

15

•	In South East Asia net sales were down, as wholesale channels which accounted for 31% of South East Asia’s net sales in the same period last year, saw a decline of over 80%. This decline was as a result of the comparison against the prior period when increased shipments were followed by a period when currency weakness led to a significant reduction in underlying demand. This resulted in higher inventory levels which have now partially reduced. Performance in these channels was also impacted by the transfer of net sales, relating to Indian travel retail customers, to the Global Travel Asia business. In Thailand, net sales declined 13%, lapping a strong first quarter last year when the impact of the excise duty increase and political unrest were not yet affecting performance. The rate of decline in Thailand slowed in the second quarter. In Indonesia, the beer category declined and Guinness was impacted by consumers trading down to value beer and in Vietnam, net sales declined double digit largely due to pressures on household income and later timing of TET in 2015.
•	In Greater China, international brands represented 81% of Diageo’s net sales in the half, with Taiwan contributing half of this and following the significant decline of Shuijingfang last year, baijiu now accounts for 19%. Net sales performance in the second quarter reflected the improved performance of Shuijingfang, up 25%, benefitting from weak performance in the comparable period and the performance of Master Distiller’s No.8 which competes in the premium baijiu segment. Shuijingfang volumes declined due to lower bulk sales and this was the main driver of positive price/mix for Greater China. In mainland China, scotch was down 22% as the effects of the government’s anti extravagance measures persist. Closure of traditional on trade outlets, leading to increased brand competition in the modern on trade, significantly impacted Johnnie Walker Black Label as did a reduction in wholesaler inventory levels. Lower demand for super premium variants impacted Johnnie Walker Blue Label and other ultra premium variants. Despite the challenging environment in China, Diageo grew share in premium scotch and super premium and above scotch with the launch of Haig Club and growth of scotch malts contributing to this. In Taiwan, net sales were up 5% driven by continued success of The Singleton which grew its share of whisky.
•	Diageo India continued to grow, driven by category growth and share gains across scotch and vodka, as the business benefitted from the sales promotion agreement in place with USL since October 2013. Johnnie Walker Black Label and Double Black led growth, supported by the marketing campaign ‘Johnnie Walker the Journey’, on trade activations and limited edition packs. Smirnoff also gained share benefitting from the first marketing campaign for the brand in India, ‘Unfake It’, and momentum in the flavoured vodka category.
•	Global Travel Asia and Middle East net sales grew 12%, with 5pps of growth coming from the transfer of sales for some Indian travel retail customers from the South East Asia market. Johnnie Walker Black Label and Double Black led the growth supported by increased marketing spend and gift with purchase promotions. Johnnie Walker Blue Label, scotch malts, especially Mortlach, and the launch of Haig Club further contributed to a 14% net sales growth in scotch and increased share. Growth in travel retail was tempered by the geo political environment in the Middle East, which led to softness in domestic markets.
•	Australia net sales were down 1%, with 8% growth of ready to drink driving improved performance. While the ready to drink segment continued to decline and traditional premix offerings such as Bundaberg & Cola and Johnnie Walker & Cola were most impacted as increased excise duty adversely impacted the price relative to beer, this was more than offset by innovations in the segment targeted at wine occasions, including the launch of Smirnoff frozen pouches, Smirnoff flavours and Gordon’s 500ml. This performance and a price increase within the segment drove positive price/mix for the market. In spirits, Captain Morgan performed strongly with net sales up 61% and share gains of 2.8pps. Captain Morgan is now the number 2 rum behind Bundaberg and this growth was supported by a significant increase in marketing spend focused on sampling to drive trial. However, increased pressure on prices led to a decline in spirit net sales of 7%, with Smirnoff and Bundaberg particularly impacted.
•	North Asia net sales grew 4%, with Guinness up 34% in Korea as it grew share following the introduction of the ‘Made of More’ campaign, in store promotions and expanded outlet coverage. Innovation also contributed to growth, with the performance of Windsor Black and Haig Club driving growth of scotch in Korea and the launch of Smirnoff Ice flavours driving growth in ready to drink in Japan and Korea. Decline of whisk(e)y in Japan partially offset this growth, as Johnnie Walker Red Label was impacted by the brand’s price premium to competitors and as a result of the decline of I.W. Harper.
•	Marketing spend decreased 15%, with a significant reduction in Shui Jing Fang investment and lower spend in international spirits in China and South East Asia. In mainland China, the 20% reduction in marketing spend for Johnnie Walker reflects optimised spend in the modern on trade to improve profitability, and a repositioning of some of this spend to launch Johnnie Walker Double Black and to test new campaigns in the more profitable off trade channel to build new occasions for scotch. Marketing spend in China was also focused on Johnnie Walker Blue Label and the Johnnie Walker Houses with the Johnnie Walker Blue Label ‘White Tiger’ media campaign and mentoring programme and the addition of the Johnnie Walker House in Chengdu. In South East Asia, while marketing spend reduced in response to slowing demand, the percentage decline was lower than the net sales decline as the business continued to invest to maintain brand equity and capture sales in the festive season. Ready to drink benefitted from increased marketing spend, supporting the excise duty led price increase and ready to drink innovations in Australia and the earlier phasing of Smirnoff Ice media in Japan to support the launch of new Smirnoff flavour variants in the peak season. Investment was prioritised to Haig Club in launch markets.

16

Corporate

Key financials £ million:
	First half F14 Reported	Exchange	Acquisitions and disposals	Organic movement	First Half F15 Reported	Reported movement %
Net sales	42	(2)	-	3	43	2
Marketing spend	5	-	-	(1)	4	(20)
Operating profit before exceptional items	(67)	-	-	11	(56)	16
Exceptional items	-				(7)
Operating profit	(67)				(63)	6

CATEGORY AND BRAND REVIEW
For the six months ended 31 December 2014

Key categories:
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Spirits (b)	(2)	(1)	1
Scotch	(5)	(6)	(19)
North American whiskey	1	3	1
Vodka	(1)	4	1
Rum	(6)	(2)	(14)
Liqueurs	(5)	(6)	(11)
Tequila	32	35	22
Gin	7	7	2
Beer	-	2	(4)
Ready to drink	(10)	(1)	(12)
Wine	1	-	(4)
Total	(2)	-	(1)
(a)	Organic equals reported movement for volume except for total 59%, spirits 74%, ready to drink (14)%, liqueurs (5)%, and tequila (35)%, largely reflecting the full consolidation of USL and the termination of agency brand distribution agreements, including Jose Cuervo.
(b)	Spirits brands excluding ready to drink.

17

Global giants, local stars and reserve (b):
	Organic	Organic	Reported
	volume	net sales	net sales
	movement(a)	movement	movement
	%	%	%
Global giants
Johnnie Walker	(9)	(12)	(18)
Smirnoff	(3)	(3)	(7)
Captain Morgan	(2)	(4)	(7)
Baileys	(4)	(5)	(10)
Tanqueray	9	12	9
Guinness	(4)	(4)	(9)
Local stars
Crown Royal	1	(1)	(2)
Yenì Raki	(2)	10	(3)
JεB	(2)	(5)	(10)
Buchanan’s	(3)	5	(38)
Windsor	(4)	(1)	(1)
Old Parr	(11)	(14)	(47)
Bundaberg	(21)	(17)	(22)
Bells	(4)	(4)	(15)
White Horse	4	(3)	(21)
Ypioca	(6)	(3)	(11)
Cacique	(45)	8	(63)
Shui Jing Fang	170	101	96
Reserve
Scotch malts	8	10	5
Cîroc	27	27	26
Ketel One vodka	(2)	(1)	(2)
Don Julio	16	21	19
Bulleit	44	57	55

(a)	Organic equals reported movement for volume.
(b)	Spirits brands excluding ready to drink. See page 47 for a description of brands categorized by Diageo as global giants, local stars and reserve.

•	Global giants represent 30% of Diageo’s net sales.

•	Johnnie Walker’s net sales and volume decline was largely driven by currency related inventory reductions in South East Asia and the border zones in West LAC, but it was also impacted by the challenging environment in Russia and Eastern Europe, and the lapping of strong innovation shipments in the United States. Elsewhere the brand performed well. In Africa net sales were up double digit as Johnnie Walker more than doubled in Angola and delivered strong growth in other African countries, including South Africa where Johnnie Walker Red Label was up 17%. In Western Europe, soft performance in Spain and Benelux was partially offset by growth of 8% in Great Britain driven by the performance of Johnnie Walker Black and Blue Label.
•	Smirnoff net sales declined 3% largely driven by the lapping of high shipments in the prior period in the United States. However, the relaunch of the brand with new packaging and the marketing campaign ‘Exclusively for Everybody’ and targeted price promotions improved the performance of Smirnoff Red, which gained 0.2pps of share. In Western Europe the brand was impacted by price realignment in Benelux, however it performed well in other countries including Great Britain where Smirnoff Red gained 1.7pps of share. Net sales were down in Australia, due to increased price pressure, but up double digit in Latin America, with a strong performance in Brazil, where net sales grew 24% driven by the launch of the new marketing campaign ‘Cheers to Real Life’, and in Africa, where net sales of Smirnoff 1818 in South Africa were up 23%.
•	Captain Morgan net sales were down 4% largely driven by the performance of the brand in the United States where it suffered from increased competition in the spiced rum category and lapped the launch of Captain Morgan White Rum last year. Captain Morgan White Rum is performing well as it gained share in the United States and was also launched in Mexico, with further roll outs planned in the second half. In Great Britain, Captain Morgan net sales grew 6% and the brand gained 1.2pps of share. In Australia, the brand grew net sales 61% as a result of strong consumer sampling activities.

18

•	Baileys net sales declined 5% as the brand entered the year with high inventory levels and saw softer depletions in the United States, Greater China and Nigeria. In Western Europe, net sales declined 4% as the brand lapped successful innovation launches in the prior period, however brand equity scores remain strong supported by the launch of the ‘Here’s to Us’ campaign, celebrating the spirit of women.
•	Tanqueray net sales were up 12% with 3pps of positive price/mix, driven by strong double digit growth across Western Europe, particularly Spain and Great Britain. The ‘Tonight we Tanqueray’ campaign supported the performance of Tanqueray 10, with net sales up double digit in nearly every region.
•	Guinness net sales declined 4% primarily driven by weakness in Nigeria where consumers continued to trade down into value lager. The brand performed well in Africa Regional Markets and Kenya where net sales grew double digit driven by an increased focus on trade visibility. In Great Britain the brand maintained share in a competitive beer category and in Ireland net sales were up 1% and Guinness gained share supported by the ‘Made of More’ campaign. In the United States, net sales were up 1% driven by the successful launch of Guinness Blonde American Lager.

•	Local stars represent 16% of Diageo’s net sales. Performance was mixed with net sales broadly flat. Growth from Buchanan’s, which continued to outperform the category in the United States, and Yenì Raki in Turkey was offset by net sales decline of Old Parr in the border zones in West LAC, while in Venezuela, high inflation and import restrictions impacted demand of imported spirits, led to strong double digit growth of our local portfolio . In Asia Pacific improved performance in baijiu was partially offset by net sales decline from Bundaberg in Australia.

•	Reserve brands continued to perform well and net sales grew 10%, driven by the successful launch of Cîroc Pineapple in the United States, the strong performance of Bulleit, which outperformed the category and continued to gain share, and the double digit growth of scotch malts. Zacapa also continued to perform well with net sales growth in every region, while net sales in Ketel One vodka declined 1% as the brand was impacted by pricing pressure in the United States. The recent launch of Haig Club also brought new momentum to the reserve portfolio accessing new consumers and occasions in the markets where it was launched. Don Julio net sales grew 21% and the brand continued to gain share in the fast growing super premium tequila category in the United States.

Other Key Highlights

•	Spirits represent 72% of Diageo’s net sales, with net sales down 1% largely driven by inventory reductions in South East Asia and the border zones in West LAC and the challenging environment in Russia and Eastern Europe.
•	Scotch represents 26% of Diageo’s net sales. Performance was strong in Africa, where net sales were up double digit, however the category was impacted by the inventory reductions in South East Asia and West LAC and overall net sales declined 6%. Johnnie Walker’s performance was soft, while Buchanan’s in the United States, scotch malts, Haig Club and The Singleton all performed strongly.
•	North American whiskey represents 6% of Diageo’s net sales and grew 3%, delivering 1.6pps of positive price/mix. The performance was mostly driven by Bulleit with net sales up 57%. Crown Royal net sales declined 1% as it lapped innovation launches in the comparable period last year, partially offset by the successful launch of Crown Royal Regal Apple.
•	Vodka represents 13% of Diageo’s net sales and grew 4%, delivering 5.4pps of positive price/mix, mainly driven by the strong performance of Cîroc in the United States, Africa and Western Europe. In the United States, the successful launch of Cîroc Pineapple supported by increasing marketing investment, partially offset a soft performance by Smirnoff.
•	Beer, which represents 17% of Diageo’s net sales, grew 2% and delivered 2.1pps of positive price/mix. Beer in Africa was up 5% driven by an improved performance in Africa Regional Markets and a double digit growth of Tusker and Guinness in East Africa. In Nigeria the successful launch or Orijin offset the decline of Harp and Guinness. Elsewhere performance of Guinness was good with improvement in Ireland and DGUSA, driven by the launch of Guinness Blonde American Lager.
•	Ready to drink represents 5% of Diageo’s with net sales down 1% as the impact of the fall in production volumes of Smirnoff Ice Double Black and Guarana in South Africa was partially offset by growth in Australia, largely driven by innovation, and also positive performance of Smirnoff Ice in Brazil and Kenya. In Great Britain, net sales were up 23% driven by good performance of ready to drink cans and pouches.
•	Wine represents 4% of Diageo’s net sales and was broadly flat. In the United States, net sales grew 2% mainly driven by innovation and growth in the premium segment. In Western Europe, net sales grew 1%, driven by good performance in [yellow tail].

19

ADDITIONAL FINANCIAL INFORMATION

For the six months ended 31 December 2014

INCOME STATEMENT

	31 December 2013	Exchange (a)	Acquisitions and disposals (b)	Organic movement	31 December 2014
	£ million	£ million	£ million	£ million	£ million
Sales	8,014	(637)	1,225	122	8,724
Excise duties	(2,082)	149	(762)	(129)	(2,824)
Net sales	5,932	(488)	463	(7)	5,900
Cost of sales*	(2,184)	129	(359)	(4)	(2,418)
Gross profit	3,748	(359)	104	(11)	3,482
Marketing	(903)	43	(35)	(1)	(896)
Other operating expenses*	(785)	48	(35)	25	(747)
Operating profit before exceptional items	2,060	(268)	34	13	1,839
Exceptional operating items (c)	(20)				(171)
Operating profit	2,040				1,668
Non-operating items (c)	138				98
Net finance charges	(225)				(239)
Share of after tax results of associates and joint ventures	181				113
Profit before taxation	2,134				1,640
Taxation	(388)				(276)
Profit from continuing operations	1,746				1,364
Discontinued operations (c)	(92)				-
Profit for the period	1,654				1,364
* before exceptional operating items

(a) Exchange

The impact of movements in exchange rates on reported figures is principally in respect of the Venezuelan bolivar, the Russian rouble and the euro.

In March 2014, the Central Bank of Venezuela opened the Second Ancillary Foreign Currency Administration System (Sicad II) that allows private and public companies to trade foreign currency at a higher exchange rate than the official exchange rate. As a result, the group has applied Sicad II exchange rate to consolidate its Venezuelan operations for the year ended 30 June 2014 ($1 = VEF49.98; £1 = VEF85.47). Applying the consolidation rate of $1 = VEF49.99 (£1 = VEF77.98) at 31 December 2014 compared to the rate of $1 = VEF9 (£1 = VEF14.94) at 31 December 2013 reduced the net assets and cash and cash equivalents as at 31 December 2014 by £583 million and £404 million, respectively. The impact of applying the consolidation rate for the six months ended 31 December 2014 would have reduced the previously reported net sales and operating profit for the six months ended 31 December 2013 by £237 million and £183 million, respectively.

20

The effect of movements in exchange rates, associated finance charge movements and mark to market impact on interest expense on profit before exceptional items and taxation for the six months ended 31 December 2014 is set out in the table below.

		Gains/ (losses)
		£ million
Translation impact		(221)
Transaction impact		(47)
Operating profit before exceptional items		(268)
Net finance charges – translation impact		(1)
Mark to market impact of IAS 39 on interest expense		5
Impact of IAS 21 and IAS 39 on net other finance charges		1
Interest and other finance charges		5
Associates – translation impact		(11)
Profit before exceptional items and taxation		(274)

	Six months ended	Six months ended
	31 December 2014	31 December 2013
Exchange rates
Translation £1 =	$1.61	$1.60
Transaction £1 =	$1.58	$1.58
Translation £1 =	€1.26	€1.18
Transaction £1 =	€1.24	€1.23

(b) Acquisitions and disposals

The impact of acquisitions and disposals on the reported figures was primarily attributable to the acquisition of United Spirits Limited (USL).

(c) Exceptional items

Exceptional operating charges of £171 million (2013 – £20 million) in the six months ended 31 December 2014 comprise:

•	£18 million (2013 – £nil) in respect of the Global efficiency programme announced in January 2014;
•	£11 million (2013 – £3 million) in respect of the Supply excellence restructuring programme;
•	a gain of £3 million (2013 – charge of £17 million) arising from a property sale in respect of the restructuring of the group’s supply operations; and
•	£145 million (2013 – £nil) representing an estimate of the income statement charge for the settlement cost of several related disputes with the Korean customs authorities regarding the transfer pricing methodology applicable to imported spirits. Payments to be made pursuant to settlement of these related disputes will be reduced by £88 million which was paid to the customs authorities prior to 30 June 2014, and was previously accounted for as a receivable from Korea customs.

In the second half of the year an exceptional operating charge of approximately £80 million is expected to be incurred primarily in respect of the Global efficiency and Supply excellence programmes.

Non-operating items in the six months ended 31 December 2014 include a gain of £103 million (2013 – gain of £140 million) following the acquisition of additional equity shares in USL which increased the group’s investment in USL from 25.02% to 54.78% excluding the 2.38% interest owned by the USL Benefit Trust (2013 – 10.04% to 25.02%). As a result of USL becoming a subsidiary of the group a gain is recognised on the difference between the book value of the 25.02% investment and the market value on the acquisition of the controlling stake on 2 July 2014. The gain includes a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million of transaction costs.

Exceptional non-operating items comprise transaction costs of £5 million (2013 – £nil) in respect of the expected disposal of Bushmills.

Discontinued operations in the six months ended 31 December 2013 represent a charge after taxation of £92 million in respect of the settlement of the thalidomide litigation in Australia and New Zealand and anticipated future payments to thalidomide organisations.

Cash payments in the six months ended 31 December 2014 in respect of exceptional restructuring items and thalidomide were £62 million (2013 – £41 million) and £8 million (2013 – £2 million), respectively. Cash expenditure on exceptional restructuring items in the second half of the year is expected to be approximately £120 million.

21

(d) Dividend

An interim dividend of 21.5 pence per share will be paid to holders of ordinary shares and ADRs on the register as of 27 February 2015. This represents an increase of 9% on last year’s interim dividend. The interim dividend will be paid to shareholders on 7 April 2015. Payment to US ADR holders will be made on 10 April 2015. A dividend reinvestment plan is available to holders of ordinary shares in respect of the interim dividend and the plan notice date is 12 March 2015.

Diageo's dividend philosophy has been a consistent increase in the annual dividend payable while maintaining dividend cover between 1.8 and 2.2 times earnings per share. In recent years this has allowed the group to increase its dividend by 9% a year. Given the economic slowdown in emerging markets and the associated currency weakness expected in the future both of which had such a significant impact on Diageo’s reported results in the year ended 30 June 2014, the group’s dividend coverage ratio is now below the lower end of the range set. However cash flow is improving as these results show and the strength of the dollar is providing some offset to emerging market currency weakness. Therefore the interim dividend growth was maintained at 9%, but this will be reviewed for the full year and if necessary the rate of increase may be changed for the final dividend in order to maintain the coverage ratio, albeit at the lower end of the range.

22

MOVEMENT IN NET BORROWINGS AND EQUITY

Movement in net borrowings

	2014	2013
	£ million	£ million
Net borrowings at 30 June	(8,850)	(8,403)
Free cash flow (a)	699	326
Acquisition less sale of businesses (b)	(664)	(420)
Net purchase of own shares for share schemes (c)	(7)	(61)
Dividends paid to non-controlling interests	(34)	(61)
Purchase of shares of non-controlling interests (d)	-	(35)
Net movements in bonds (e)	(371)	(983)
Net movements in other borrowings (f)	1,316	1,122
Equity dividends paid	(801)	(735)
Net increase/(decrease) in cash and cash equivalents	138	(847)
Net increase in bonds and other borrowings	(945)	(139)
Exchange differences (g)	(143)	337
Borrowings acquired on acquisition of USL	(849)	-
Other non-cash items	(19)	(44)
Net borrowings at 31 December	(10,668)	(9,096)

(a) See page 6 for the analysis of free cash flow.

(b) On 2 July 2014 the group acquired an additional 26% investment in USL for INR 114.5 billion (£1,118 million). On 31 October 2014 the sale of the Whyte and Mackay Group by USL resulted in a net cash receipt of £395 million. In the six months ended 31 December 2013 cash payments primarily comprised £474 million in respect of the acquisition of a 18.74% investment in USL.

(c) Net purchase of own shares comprised purchase of treasury shares for the future settlement of obligations under the employee share option schemes of £39 million (2013 – £116 million) less receipts from employees on the exercise of share options of £32 million (2013 – £55 million).

(d) In the six months ended 31 December 2013 Diageo purchased the remaining 7% equity stake in Sichuan Chengdu Shuijingfang Group Co., Ltd.

(e) In the six months ended 31 December 2014, the group repaid bonds of €1,000 million (£792 million) and issued bonds of €1,000 million (£791 million). In the comparable period, the group repaid bonds of €1,150 million (£983 million). A bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

(f) Net movements in other borrowings are primarily in respect of the net drawdown of short term commercial paper which is used to finance day-to-day operations.

(g) Exchange differences primarily arose on US dollar and euro denominated borrowings partially offset by the favourable change on foreign exchange swaps and forwards.

23

Movement in equity

	2014	2013
	£ million	£ million
Equity at 30 June	7,590	8,088
Profit for the period	1,364	1,654
Exchange adjustments (a)	266	(770)
Net remeasurement of post employment plans	(341)	(89)
Exchange recycled to the income statement (b)	79	-
Fair value movements on available-for-sale investments (b)	11	(90)
Non-controlling interests acquired (b)	594	-
Purchase of shares of non-controlling interests	-	(35)
Dividends to non-controlling interests	(34)	(61)
Dividends paid	(801)	(735)
Other reserve movements	(32)	76
Equity at 31 December	8,696	8,038

(a) Movement in the six months ended 31 December 2014 primarily arose on the US dollar, the euro, Brazilian real and the Indian rupee denominated net investments.

(b) Following the change in accounting for USL from an associate to a subsidiary, an exchange loss of £79 million has been recycled to the income statement in the six months ended 31 December 2014 and a 43.9% non-controlling interest has been recognised of £594 million. In the six months ended 31 December 2013 a gain of £85 million, in respect of USL, was recycled to the income statement reflecting the step up from available-for-sale investment to associate.

Post employment plans

The deficit in respect of post employment plans before taxation increased by £313 million from £475 million at 30 June 2014 to £788 million at 31 December 2014. The increase was primarily due to the reduction in returns from ‘AA’ rated corporate bonds used to calculate the discount rates on the liabilities of the post employment plans (United Kingdom reduced from 4.2% to 3.5% and Ireland from 3% to 2.1%) partially offset by a reduction in long term inflation and an increase in the value of the assets held by the plans. Total cash contributions to the group’s post employment plans for the year ending 30 June 2015 are expected to be approximately £185 million.

24

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended	Six months ended
		31 December 2014	31 December 2013
	Notes	£ million	£ million

Sales	2	8,724	8,014
Excise duties		(2,824)	(2,082)
Net sales	2	5,900	5,932
Cost of sales		(2,428)	(2,200)
Gross profit		3,472	3,732
Marketing		(896)	(903)
Other operating expenses		(908)	(789)
Operating profit	2	1,668	2,040
Non-operating items	3	98	138
Finance income	4	159	130
Finance charges	4	(398)	(355)
Share of after tax results of associates and joint ventures		113	181
Profit before taxation		1,640	2,134
Taxation	5	(276)	(388)
Profit from continuing operations		1,364	1,746
Discontinued operations	3	-	(92)
Profit for the period		1,364	1,654

Attributable to:
Equity shareholders of the parent company		1,311	1,599
Non-controlling interests		53	55
		1,364	1,654

Basic earnings per share		pence	pence
Continuing operations		52.3	67.5
Discontinued operations		-	(3.7)
		52.3	63.8

Diluted earnings per share
Continuing operations		52.2	67.2
Discontinued operations		-	(3.7)
		52.2	63.5

Weighted average number of shares		million	million
Shares in issue excluding own shares		2,506	2,507
Dilutive potential ordinary shares		7	13
		2,513	2,520

25

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended	Six months ended
	31 December 2014	31 December 2013
	£ million	£ million
Other comprehensive income
Items that will not be recycled subsequently to the income statement
Net remeasurement of post employment plans
- group	(337)	(90)
- associates and joint ventures	(4)	1
Tax on post employment plans	53	11
	(288)	(78)
Items that may be recycled subsequently to the income statement
Exchange differences on translation of foreign operations excluding borrowings
- group	384	(862)
- non-controlling interests	83	(82)
- associates and joint ventures	(51)	(191)
Exchange loss recycled to the income statement in respect of USL	79	-
Exchange differences on borrowings and derivative net investment hedges	(150)	365
Tax on exchange differences on borrowings and derivative net investment hedges	5	(7)
Effective portion of changes in fair value of cash flow hedges
- (losses)/gains to other comprehensive income - group	(34)	29
- (losses)/gains to other comprehensive income - associates and joint ventures	(2)	1
- recycled to income statement	(96)	49
Tax on effective portion of changes in fair value of cash flow hedges	15	2
Fair value movements on available-for-sale investments
- gains to other comprehensive income - group	6	56
- gains to other comprehensive income - non-controlling interests	5	-
- recycled to income statement	-	(146)
Hyperinflation adjustment	29	51
Tax on hyperinflation adjustment	(1)	(11)
	272	(746)
Other comprehensive (loss) net of tax, for the period	(16)	(824)
Profit for the period	1,364	1,654
Total comprehensive income for the period	1,348	830

Attributable to:
Equity shareholders of the parent company	1,207	859
Non-controlling interests	141	(29)
Total comprehensive income for the period	1,348	830

26

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		31 December 2014		30 June 2014		31 December 2013
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		11,379		7,891		8,324
Property, plant and equipment		3,754		3,433		3,393
Biological assets		66		53		34
Investments in associates and joint ventures		2,491		3,201		3,329
Other investments		161		63		68
Other receivables		52		107		110
Other financial assets	9	279		250		276
Deferred tax assets		291		246		229
Post employment benefit assets		137		251		177
			18,610		15,495		15,940
Current assets
Inventories	6	4,597		4,222		4,320
Trade and other receivables		3,462		2,499		2,957
Assets held for sale	12	325		8		8
Other financial assets	9	114		118		129
Cash and cash equivalents	7	802		622		891
			9,300		7,469		8,305
Total assets			27,910		22,964		24,245
Current liabilities
Borrowings and bank overdrafts	7	(2,845)		(1,576)		(3,007)
Other financial liabilities	9	(156)		(146)		(153)
Trade and other payables		(3,297)		(2,800)		(3,040)
Liabilities held for sale	12	(45)		-		-
Corporate tax payable		(284)		(197)		(276)
Provisions		(188)		(132)		(90)
			(6,815)		(4,851)		(6,566)
Non-current liabilities
Borrowings	7	(8,518)		(7,638)		(6,716)
Other financial liabilities	9	(475)		(447)		(453)
Other payables		(83)		(94)		(103)
Provisions		(251)		(253)		(268)
Deferred tax liabilities		(2,147)		(1,365)		(1,437)
Post employment benefit liabilities		(925)		(726)		(664)
			(12,399)		(10,523)		(9,641)
Total liabilities			(19,214)		(15,374)		(16,207)
Net assets			8,696		7,590		8,038

Equity
Share capital		797		797		797
Share premium		1,345		1,345		1,344
Other reserves		2,393		2,243		2,540
Retained earnings		2,693		2,438		2,405

Equity attributable to equity shareholders of the parent company			7,228		6,823		7,086
Non-controlling interests			1,468		767		952
Total equity			8,696		7,590		8,038

27

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

				Retained earnings/(deficit)			Equity
	Share capital	Share premium	Other reserves	Own shares	Other retained earnings	Total	attributable to parent company shareholders	Non- controlling interests	Total equity
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2014	797	1,345	2,243	(2,280)	4,718	2,438	6,823	767	7,590
Total comprehensive income	-	-	150	-	1,057	1,057	1,207	141	1,348
Employee share schemes	-	-	-	39	(44)	(5)	(5)	-	(5)
Share-based incentive plans	-	-	-	-	18	18	18	-	18
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	(6)	(6)	(6)	-	(6)
Acquisitions	-	-	-	-	-	-	-	594	594
Change in fair value of put options	-	-	-	-	(9)	(9)	(9)	-	(9)
Dividends paid	-	-	-	-	(801)	(801)	(801)	(34)	(835)
At 31 December 2014	797	1,345	2,393	(2,241)	4,934	2,693	7,228	1,468	8,696
1
At 30 June 2013	797	1,344	3,154	(2,232)	3,973	1,741	7,036	1,052	8,088
Total comprehensive income	-	-	(614)	-	1,473	1,473	859	(29)	830
Employee share schemes	-	-	-	(9)	(51)	(60)	(60)	-	(60)
Share-based incentive plans	-	-	-	-	19	19	19	-	19
Share-based incentive plans in respect of associates	-	-	-	-	1	1	1	-	1
Tax on share-based incentive plans	-	-	-	-	(13)	(13)	(13)	-	(13)
Acquisitions	-	-	-	-	-	-	-	8	8
Change in fair value of put options	-	-	-	-	(4)	(4)	(4)	-	(4)
Purchase of non-controlling interests	-	-	-	-	(17)	(17)	(17)	(18)	(35)
Dividends paid	-	-	-	-	(735)	(735)	(735)	(61)	(796)
At 31 December 2013	797	1,344	2,540	(2,241)	4,646	2,405	7,086	952	8,038

28

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Six months ended
	31 December 2014		31 December 2013
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,364		1,654
Discontinued operations	-		92
Taxation	276		388
Share of after tax results of associates and joint ventures	(113)		(181)
Net finance charges	239		225
Non-operating items	(98)		(138)
Operating profit		1,668		2,040
Increase in inventories	(175)		(213)
Increase in trade and other receivables	(668)		(693)
Increase/(decrease) in trade and other payables and provisions	366		(7)
Net increase in working capital		(477)		(913)
Depreciation, amortisation and impairment	190		186
Dividends received	10		8
Post employment payments less amounts included in operating profit	(32)		(122)
Other items	20		(30)
		188		42
Cash generated from operations		1,379		1,169
Interest received	88		71
Interest paid	(312)		(346)
Taxation paid	(198)		(288)
		(422)		(563)
Net cash from operating activities		957		606
Cash flows from investing activities
Disposal of property, plant and equipment and computer software	36		64
Purchase of property, plant and equipment and computer software	(270)		(343)
Movements in loans and other investments	(24)		(1)
Sale of businesses	396		-
Acquisition of businesses	(1,060)		(420)
Net cash outflow from investing activities		(922)		(700)
Cash flows from financing activities
Net purchase of own shares for share schemes	(7)		(61)
Dividends paid to non-controlling interests	(34)		(61)
Purchase of shares of non-controlling interests	-		(35)
Proceeds from bonds	791		-
Repayment of bonds	(1,162)		(983)
Net movements on other borrowings	1,316		1,122
Equity dividends paid	(801)		(735)
Net cash inflow/(outflow) from financing activities		103		(753)

Net increase/(decrease) in net cash and cash equivalents		138		(847)
Exchange differences		15		(41)
Net cash and cash equivalents at beginning of the period		532		1,645
Net cash and cash equivalents at end of the period		685		757

Net cash and cash equivalents consist of:
Cash and cash equivalents		802		891
Bank overdrafts		(117)		(134)
		685		757

29

NOTES

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU.

The annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the IASB and as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 30 June 2014. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance and the issuance of new standards by the IASB.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the condensed consolidated financial statements.

New accounting standards

The following amendments to the accounting standards, issued by the IASB or International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the EU, have been adopted by the group from 1 July 2014 with no significant impact on the group’s performance, financial position or disclosures:

IFRIC 21 – Levies

Amendment to IAS 19 – Defined benefit plans: Employee contributions

Amendment to IAS 32 – Offsetting financial assets and financial liabilities

Amendment to IAS 39 – Novation of derivatives and continuation of hedge accounting

Amendment to IFRS 2 – Share based payments – Definition of vesting conditions

Amendment to IFRS 3 – Accounting for contingent consideration in a business combination

Amendment to IFRS 3 – Scope exceptions for joint ventures

Amendment to IFRS 8 – Aggregation of operating segments and reconciliation of segment assets to entity's assets

Amendment to IFRS 13 – Short-term receivables and payables

The following standards issued by the IASB (not yet endorsed by the EU) have not yet been adopted by the group:

IFRS 9 – Financial instruments (effective in the year ending 30 June 2019, not yet endorsed by the EU) is ultimately intended to replace IAS 39 and covers the classification, measurement and derecognition of financial instruments together with a new hedge accounting model and new impairment methodology.

The group is currently considering the impact of IFRS 9 on its consolidated results and financial position.

IFRS 15 – Revenue from contracts with customers (effective in the year ending 30 June 2018, not yet endorsed by the EU) is based on the principle that revenue is recognised when control of goods or services is transferred to the customer and provides a single, principles based five-step model to be applied to all sales contracts. It replaces the separate models for goods, services and construction contracts under current IFRS.

Based on a preliminary assessment the group currently believes that the adoption of IFRS 15 will have no significant impact on its consolidated results or financial position.

The comparative figures for the financial year ended 30 June 2014 are not the company’s statutory accounts for that financial year. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

30

2. Segmental information

The segmental information presented is consistent with management reporting provided to the executive committee (the chief operating decision maker).

The executive committee considers the business principally from a geographical perspective based on the location of third party sales and the business analysis is presented by geographical segment.

In the six months ended 31 December 2014 Diageo changed its internal reporting structure to reflect changes made to management responsibilities as announced on 30 July 2014. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. As a consequence of this change, the financial information by geographical segments for comparative years has been amended and restated segmental information has been provided in the tables below.

Continuing operations also include the Corporate function. Corporate revenues and costs are in respect of central costs, including finance, corporate relations, human resources and legal, as well as certain information systems, facilities and employee costs that are not allocable to the geographical segments or to ISC. They also include rents receivable and payable in respect of properties not used by the group in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

Diageo uses shared services operations, including captive and outsourced centres, to deliver transaction processing activities for markets and operational entities. These centres are located in Hungary, Romania, Kenya, Colombia and the Philippines. The captive business service centre in Budapest also performs certain central finance activities, including elements of financial planning and reporting and treasury. The results of shared service operations are recharged to the regions.

The segmental information for net sales and operating profit before exceptional items is reported at budgeted exchange rates in line with management reporting. For management reporting purposes the group measures the current period at, and restates the prior period net sales and operating profit to, the current year’s budgeted exchange rates. These exchange rates are set prior to the financial year as part of the financial planning process and provide a consistent exchange rate to measure the performance of the business throughout the year. The adjustments required to retranslate the segmental information to actual exchange rates and to reconcile it to the group’s reported results are shown in the tables below. The comparative segmental information, prior to retranslation, has not been restated at the current year’s budgeted exchange rates but is presented at the budgeted rates for the year ended 30 June 2014.

In addition, for management reporting purposes Diageo presents separately the result of acquisitions and disposals completed in the current and prior year from the results of the geographical segments. The impact of acquisitions and disposals on net sales and operating profit is disclosed under the appropriate geographical segments in the tables below at budgeted exchange rates.

Six months ended	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
31 December 2014	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,102	2,596	992	786	2,205	797	(797)	8,681	43	8,724
Net sales
At budgeted exchange rates*	1,916	1,463	753	608	687	836	(797)	5,466	44	5,510
Acquisitions and disposals	8	-	-	-	478	-	-	486	-	486
ISC allocation	6	24	1	4	4	(39)	-	-	-	-
Retranslation to actual exchange rates	(63)	(28)	(8)	7	(3)	-	-	(95)	(1)	(96)
Net sales	1,867	1,459	746	619	1,166	797	(797)	5,857	43	5,900
Operating profit/(loss)
At budgeted exchange rates*	851	459	174	198	176	52	-	1,910	(55)	1,855
Acquisitions and disposals	(8)	-	-	-	30	-	-	22	-	22
ISC allocation	7	31	3	6	5	(52)	-	-	-	-
Retranslation to actual exchange rates	(31)	(10)	(2)	3	3	-	-	(37)	(1)	(38)
Operating profit/(loss) before exceptional items	819	480	175	207	214	-	-	1,895	(56)	1,839
Exceptional items	(11)	(4)	(1)	(4)	(147)	3	-	(164)	(7)	(171)
Operating profit/(loss)	808	476	174	203	67	3	-	1,731	(63)	1,668
Non-operating items										98
Net finance charges										(239)
Share of after tax results of associates and joint ventures										113
Profit before taxation										1,640

31

Six months ended 31 December 2013	North America	Europe	Africa	Latin America and Caribbean	Asia Pacific	ISC	Eliminate inter- segment sales	Total operating segments	Corporate and other	Total
(restated)	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Sales	2,149	2,707	1,002	1,102	1,012	821	(821)	7,972	42	8,014
Net sales
At budgeted exchange rates*	1,934	1,539	786	741	792	864	(821)	5,835	42	5,877
Acquisitions and disposals	20	3	-	-	-	-	-	23	-	23
ISC allocation	6	26	3	4	4	(43)	-	-	-	-
Retranslation to actual exchange rates	(56)	(8)	(15)	155	(44)	-	-	32	-	32
Net sales	1,904	1,560	774	900	752	821	(821)	5,890	42	5,932
Operating profit/(loss)
At budgeted exchange rates*	866	490	199	263	217	56	-	2,091	(69)	2,022
Acquisitions and disposals	(4)	1	-	-	(7)	-	-	(10)	-	(10)
ISC allocation	8	34	3	6	5	(56)	-	-	-	-
Retranslation to actual exchange rates	(19)	(16)	(14)	117	(22)	-	-	46	2	48
Operating profit/(loss) before exceptional items	851	509	188	386	193	-	-	2,127	(67)	2,060
Exceptional items	(1)	-	(2)	(1)	-	(16)	-	(20)	-	(20)
Operating profit/(loss)	850	509	186	385	193	(16)	-	2,107	(67)	2,040
Non-operating items										138
Net finance charges										(225)
Share of after tax results of associates and joint ventures										181
Profit before taxation										2,134

* These items represent the IFRS 8 performance measures for the geographical and ISC segments.

(i)	The net sales figures for ISC reported to the executive committee primarily comprise inter-segment sales and these are eliminated in a separate column in the above segmental analysis. Apart from sales by the ISC segment to the other operating segments, inter-segmental sales are not material.

(ii)	The group’s net finance charges are managed centrally and are not attributable to individual operating segments.

(iii)	Approximately 40% of annual net sales occur in the last four months of each calendar year.

Weighted average exchange rates used in the translation of income statements were US dollar – £1 = $1.61 (2013 – £1 = $1.60) and euro – £1 = €1.26 (2013 – £1 = €1.18). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.56 (30 June 2014 – £1 = $1.71, 31 December 2013 – £1 = $1.66) and euro – £1 = €1.29 (30 June 2014 – £1 = €1.25, 31 December 2013 – £1 = €1.20). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

32

3. Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended	Six months ended
	31 December 2014	31 December 2013
	£ million	£ million
Items included in operating profit
Global efficiency programme	(18)	-
Supply excellence review	(11)	(3)
Restructuring of Irish brewing operations	3	(17)
	(26)	(20)

Korea settlement	(145)	-
	(171)	(20)

Non-operating items
Fair value gain on USL	103	140
Sale of business	(5)	(2)
	98	138
Exceptional items before taxation	(73)	118

Items included in taxation
Tax on exceptional operating items	38	3
	38	3

Exceptional items in continuing operations	(35)	121

Discontinued operations net of taxation
Thalidomide	-	(92)
Total exceptional items	(35)	29

Attributable to:
Equity shareholders of the parent company	(34)	29
Non-controlling interests	(1)	-
Total exceptional items	(35)	29

Exceptional items included in operating profit are charged to:
Cost of sales	(10)	(16)
Other operating expenses	(161)	(4)
	(171)	(20)

Cash generated from operations includes £62 million (2013 – £41 million) of cash outflows in respect of exceptional operating items and £8 million (2013 – £2 million) in respect of thalidomide.

33

4. Finance income and charges

	Six months ended	Six months ended
	31 December 2014	31 December 2013
	£ million	£ million

Interest income	81	52
Fair value gain on interest rate instruments	65	69
Total interest income	146	121
Interest charges	(279)	(239)
Fair value loss on interest rate instruments	(61)	(70)
Total interest charges	(340)	(309)
Net interest charges	(194)	(188)

Net finance income in respect of post employment plans in surplus	6	8
Other finance income	7	1
Total other finance income	13	9
Net finance charge in respect of post employment plans in deficit	(14)	(15)
Unwinding of discounts	(6)	(3)
Change in financial liability	(12)	-
Hyperinflation adjustment on Venezuela operations	(24)	(27)
Other finance charges	(2)	(1)
Total other finance charges	(58)	(46)
Net other finance charges	(45)	(37)

5. Taxation

For the six months ended 31 December 2014, the £276 million taxation charge from continuing operation (2013 – £388 million) comprises a UK tax charge of £60 million (2013 – £37 million) and a foreign tax charge of £216 million (2013 – £351 million).

6. Inventories

	31 December 2014	30 June 2014	31 December 2013
	£ million	£ million	£ million

Raw materials and consumables	386	306	387
Work in progress	95	59	65
Maturing inventories	3,470	3,300	3,234
Finished goods and goods for resale	646	557	634
	4,597	4,222	4,320

7. Net borrowings

	31 December 2014	30 June 2014	31 December 2013
	£ million	£ million	£ million

Borrowings due within one year and bank overdrafts	(2,845)	(1,576)	(3,007)
Borrowings due after one year	(8,518)	(7,638)	(6,716)
Fair value of foreign currency forwards and swaps	170	25	35
Fair value of interest rate hedging instruments	(1)	8	-
Finance lease liabilities	(276)	(291)	(299)
	(11,470)	(9,472)	(9,987)
Cash and cash equivalents	802	622	891
	(10,668)	(8,850)	(9,096)

34

8. Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2014	31 December 2013
	£ million	£ million

Net increase/(decrease) in cash and cash equivalents before exchange	138	(847)
Net increase in bonds and other borrowings	(945)	(139)
Increase in net borrowings from cash flows	(807)	(986)
Exchange differences on net borrowings	(143)	337
Borrowings acquired on acquisition of USL	(849)	-
Other non-cash items	(19)	(44)
Net borrowings at beginning of the period	(8,850)	(8,403)
Net borrowings at end of the period	(10,668)	(9,096)

Other non-cash items primarily comprise fair value changes on bonds, interest rate derivatives and new finance leases.

In the six months ended 31 December 2014, the group repaid bonds of €1,000 million (£792 million) and issued bonds of €1,000 million (£791 million), consisting of €500 million (£400 million) of 1.125% bonds due May 2019 and €500 million (£391 million) of 1.75% bonds due September 2023. A bond of £370 million acquired on the purchase of USL was repaid using the proceeds from the sale of the Whyte and Mackay Group.

All bonds, medium-term notes and commercial paper issued by the group’s 100% owned subsidiaries are fully and unconditionally guaranteed by Diageo plc.

9. Financial instruments

Fair value measurements of financial instruments are presented through the use of a three-level fair value hierarchy that prioritises the valuation techniques used in fair value calculations.

The group maintains policies and procedures to value instruments using the most relevant data available. If multiple inputs that fall into different levels of the hierarchy are used in the valuation of an instrument, the instrument is categorised on the basis of the most subjective input.

Foreign currency forwards and swaps, cross currency swaps and interest rate swaps are valued using discounted cash flow techniques. These techniques incorporate inputs at levels 1 and 2, such as foreign exchange rates and interest rates. These market inputs are used in the discounted cash flow calculation incorporating the instrument’s term, notional amount and discount rate, and taking credit risk into account. As significant inputs to the valuation are observable in active markets, these instruments are categorised as level 2 in the hierarchy.

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities in the six months ended 31 December 2014.

The group’s financial assets and liabilities measured at fair value are categorised as follows:

	31 December 2014	30 June 2014	31 December 2013
	£ million	£ million	£ million
Available-for-sale investments	72	-	-
Unadjusted quoted prices in active markets (Level 1)	72	-	-
Derivative assets	393	368	405
Derivative liabilities	(215)	(194)	(198)
Valuation techniques based on observable market input (Level 2)	178	174	207
Other financial liabilities	(140)	(108)	(109)
Valuation techniques based on unobservable market input (Level 3)	(140)	(108)	(109)

Finance lease liabilities amounted to £276 million at 31 December 2014 (30 June 2014 – £291 million).

The carrying amount of the group’s financial assets and liabilities are generally the same as their fair value apart from borrowings. At 31 December 2014 the fair value of gross borrowings (excluding finance lease liabilities and the fair value of derivative instruments) was £11,937 million and the carrying value was £11,363 million (30 June 2014 – £9,662 million and £9,214 million respectively).

35

10. Dividends and other reserves

	Six months ended	Six months ended
	31 December 2014	31 December 2013
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend paid for the year ended 30 June 2014 of 32.0 pence per share (2013 – 29.3 pence)	801	735

An interim dividend of 21.5 pence per share (2013 – 19.7 pence) was approved by the board on 28 January 2015. As the approval was after the balance sheet date, it has not been included as a liability.

Other reserves of £2,393 million at 31 December 2014 (2013 – £2,540 million) include a capital redemption reserve of £3,146 million (2013 – £3,146 million) and hedging and exchange reserve of £753 million deficit (2013 – £606 million deficit).

11. Acquisition of business – United Spirits Limited

On 2 July 2014, on the completion of a tender offer the group acquired an additional 26% (37.79 million shares) investment in United Spirits Limited (USL) at a cost of INR 3030 per share for a total consideration of INR 114.5 billion (£1,118 million). This took the group’s investment to 54.78% (excluding 2.38% owned by the USL Benefit Trust) and a non-controlling interest representing 43.9% of the net assets acquired, was established. A gain of £103 million reflecting the step up from associate to subsidiary was recognised as a non-operating exceptional item in the consolidated income statement in the six months ended 31 December 2014. The gain includes a £79 million cumulative exchange loss recycled from other comprehensive income and £10 million of transaction costs.

In the prior year Diageo had purchased a 14.98% investment (21.77 million shares) in USL at a cost of INR 1440 per share totalling INR 31.3 billion (£342 million). This took the group's investment in USL at that time to 25.02% and changed its accounting treatment from available-for-sale investments to associates.

In addition, during the year ended 30 June 2014, Diageo acquired a further 3.76% investment in USL through on-market purchases on the Bombay Stock Exchange at a cost totalling INR 13.4 billion (£132 million). This brought the aggregate investment in USL held by Diageo to 28.78% at 30 June 2014.

USL continues to prepare its reported figures under Indian GAAP. USL contributed £479 million to net sales and a £3 million loss (after integration costs) to profit after tax in the six months ended 31 December 2014. These amounts are adjusted to Diageo’s IFRS accounting policies and are after fair value adjustments.

A provisional fair value assessment of the USL net assets acquired under Diageo IFRS accounting policies, as at 2 July 2014, is as follows:

£ million
Brands and other intangibles	1,846
Property, plant and equipment	253
Investments	58
Inventories	220
Assets and liabilities held for sale	392
Other working capital	62
Current and deferred tax	(681)
Cash	51
Borrowings	(849)
Fair value of assets and liabilities	1,352
Goodwill arising on acquisition	1,342
Non-controlling interests	(594)
Transfer from associate to subsidiary	(790)
Step up gain (excluding £79 million loss in respect of exchange)	(192)
Consideration paid	1,118
Satisfied by:
Cash consideration paid	1,118
Cash acquired	(51)
Deposit refunded	(11)
Net cash outflow on acquisition of businesses	1,056

36

12. Assets and liabilities held for sale

In November 2014, Diageo agreed with Casa Cuervo to acquire the 50% equity interest in Don Julio BV that it did not already own (giving Diageo full global ownership and the control of Tequila Don Julio), the termination of Casa Cuervo’s production and distribution agreement for Smirnoff in Mexico and the sale by Diageo of Bushmills to Jose Cuervo Overseas. The transaction is expected to complete in early 2015 subject to certain regulatory approvals. The assets and liabilities of Bushmills are reclassified to assets held for sale and liabilities held for sale as at 31 December 2014 (£316 million and £43 million, respectively).

13. Contingent liabilities and legal proceedings

(a) Guarantees

As of 31 December 2014 the group has no material guarantees or indemnities in respect of liabilities of third parties with the exception of a conditional back-stop guarantee issued by Diageo Holdings Netherlands B.V. (DHN) to Standard Chartered Bank (Standard Chartered), pursuant to a guarantee commitment agreement (the guarantee agreement) in respect of the liabilities of Watson Limited (Watson), a company affiliated with Dr Vijay Mallya, under a $135 million (£81 million) facility from Standard Chartered. The guarantee agreement was entered into as part of the arrangements put in place at closing of the USL transaction and announced by Diageo on 4 July 2013. The term of this facility and the DHN guarantee have since been renewed and extended to 2 March 2015, with the monetary limits of both the facility and the guarantee remaining unchanged. The terms of the guarantee continue to require that the right of Standard Chartered to call on the guarantee is subject to Standard Chartered having first taken certain agreed steps to recover from Watson, including defined steps towards enforcement of its security package. In addition, DHN has, in respect of its potential liability under this guarantee, the benefit of counter-indemnities from Watson and Dr Vijay Mallya as well as the security package put in place for the facility.

(b) Colombian litigation

An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies, alleging several causes of action, including violations of the Federal RICO Act. This claim was dismissed in November 2012. The dismissal was without prejudice and as such, plaintiffs are not barred from bringing a similar action in future, although the company currently believes any such future action to be unlikely. Diageo remains committed to continued dialogue with the Colombian governmental entities to address the underlying issues.

(c) Korean customs dispute

On 5 January 2015, Diageo Korea accepted the Korean court recommendation to settle litigation against Korea customs regarding the transfer pricing methodology applicable to spirits imported between 2004 and 2010. For the six months period ended 31 December 2014 Diageo has charged £145 million before tax in respect of resolving this dispute as well as other related matters. Payments to be made pursuant to settlement of these related disputes will be reduced by £88 million which was paid to customs authorities prior to 30 June 2014 and was previously accounted for as a receivable from Korea customs.

(d) Thalidomide litigation

In June 2014, claims alleging product liability and negligence for injuries arising from the consumption of thalidomide were filed in the High Court in London against Distillers Company (Biochemicals) Limited, its parent Diageo Scotland Limited (formerly Distillers Company Limited), as well as against Grϋnenthal GmbH, the developer of the drug (not a member of the group). The Particulars of Claim on behalf of ten claimants in these proceedings were served on Diageo on 6 December 2014. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these lawsuits may give rise.

Distillers Company (Biochemicals) Limited distributed thalidomide in the United Kingdom for a period in the late 1950s and early 1960s. Diageo has worked voluntarily for many years with various thalidomide organisations and has provided significant financial support.

(e) Acquisition of USL shares from UBHL, winding-up petitions against UBHL and other proceedings in relation to the USL transaction

On 4 July 2013 Diageo completed its acquisition, under a share purchase agreement with United Breweries (Holdings) Limited (UBHL) and various other sellers (the SPA) of 21,767,749 shares (14.98%) in USL for a total consideration of INR 31.3 billion (£342 million), including 10,141,437 shares (6.98%) from UBHL. Through a series of further transactions, as of 2 July 2014, Diageo has a 54.78% investment in USL (excluding 2.38% owned by the USL Benefit Trust).

37

Prior to the acquisition from UBHL on 4 July 2013, the High Court of Karnataka (the High Court) had granted leave to UBHL under sections 536 and 537 of the Indian Companies Act (the Leave Order) to enable the sale by UBHL to Diageo to take place (the UBHL Share Sale) notwithstanding the continued existence of five winding-up petitions (the Original Petitions) that were pending against UBHL on 9 November 2012, being the date of the SPA. Additional winding-up petitions have been brought against UBHL since 9 November 2012, and the Leave Order did not extend to them. At the time of the completion of the UBHL Share Sale, the Leave Order remained subject to review on appeal. However, as stated by Diageo at the time of closing on 4 July 2013, it was considered unlikely that any appeal process in respect of the Leave Order would definitively conclude on a timely basis and, accordingly, Diageo waived the conditionality under the SPA relating to the absence of insolvency proceedings in relation to UBHL and acquired the 10,141,437 USL shares from UBHL at that time.

Following closing of the UBHL Share Sale, appeals were filed by various petitioners in respect of the Leave Order. On 20 December 2013, the division bench of the High Court set aside the Leave Order (the 20 December Order). Following the 20 December Order, Diageo filed special leave petitions (SLPs) in the Supreme Court of India against the 20 December Order.

On 10 February 2014, the Supreme Court of India issued an order admitting the SLPs and ordering that the status quo be maintained with regard to the UBHL Share Sale. The SLPs are scheduled for a next hearing date in the Supreme Court on 21 April 2015.

In separate proceedings, the various winding-up petitions against UBHL have been progressing through the High Court since closing of the UBHL Share Sale. In separate rulings issued by the High Court on 22 November 2013 and 13 December 2013, the High Court admitted two of the winding-up petitions against UBHL. An appeal filed by UBHL against the first ruling issued on 22 November 2013 was dismissed by a division bench of the High Court on 16 December 2013. That dismissal is now the subject of a further appeal by UBHL before the Supreme Court of India. On 6 February 2014, UBHL filed an appeal with a division bench of the High Court against the second ruling issued on 13 December 2013 and that appeal is still pending. The High Court admitted a further six winding-up petitions against UBHL on 2 January 2015 and ordered that notice of the petitions be published by the first week of February 2015, with the next hearing date scheduled for 26 February 2015.

Diageo continues to believe that the acquisition price of INR 1440 paid to UBHL for the USL shares is fair and reasonable as regards UBHL, UBHL’s shareholders and UBHL’s secured and unsecured creditors. However, adverse results for Diageo in the proceedings referred to above could, absent leave or relief in other proceedings, ultimately result in Diageo losing title to the 10,141,437 USL shares acquired from UBHL. Diageo believes it would remain in control of USL and be able to consolidate USL as a subsidiary regardless of the outcome of this litigation. There can be no certainty as to the outcome of the existing or any further related legal proceedings or the timeframe within which they would be concluded.

Diageo also has the benefit of certain contractual undertakings and commitments from the relevant sellers in relation to potential challenges to its unencumbered title to the USL shares acquired on 4 July 2013, including relating to the winding-up petitions described above and/or certain losses and costs that may be incurred in the event of third party actions relating to the acquisition of the USL shares.

Separately, Diageo continues to pursue completion of the acquisition of an additional 3,459,090 USL shares (representing 2.38% of the share capital of USL) under the SPA from the USL Benefit Trust. Currently certain lenders to USL are refusing to release security that they hold over those shares notwithstanding that they have been repaid in full. USL is taking steps including proceedings before the High Court to expedite the release of the security. As previously disclosed, if it is not ultimately possible to complete the acquisition in relation to these shares, they would instead continue to be held by the USL Benefit Trust subject to an undertaking that the trustees would only vote the shares at the direction of USL.

(f) Other

The group has extensive international operations and is defendant in a number of legal, customs and tax proceedings incidental to these operations, the outcome of which cannot at present be foreseen. In particular, the group is currently the defendant in various customs proceedings that challenge the declared customs value of products imported by certain Diageo companies. Diageo continues to defend its position vigorously in these proceedings.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

14. Related party transactions

The group’s significant related parties are its associates, joint ventures, key management personnel and pension plans. There have been no transactions with these related parties during the six months ended 31 December 2014 on terms other than those that prevail in arm’s length transactions.

38

INDEPENDENT REVIEW REPORT TO DIAGEO PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2014 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated statement of cash flows and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 December 2014 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Paul Korolkiewicz

for and on behalf of KPMG LLP

Chartered Accountants

15 Canada Square

London, E14 5GL, UK

28 January 2015

39

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Comparisons are to the six months ended 31 December 2013 (2013) unless otherwise stated. Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend, operating profit and operating margin are organic movements after retranslating prior period reported numbers at current period exchange rates and after adjusting for the effect of exceptional items and acquisitions and disposals.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 48 – ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for use.

Definitions and reconciliation of non-GAAP measures to GAAP measures

Diageo’s strategic planning process is based on the following non-GAAP measures. They are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.

Volume

Volume is a non-GAAP measure that is measured on an equivalent units basis to nine-litre cases of spirits. An equivalent unit represents one nine-litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9; wine in nine-litre cases, divide by five; ready to drink in nine-litre cases, divide by 10; and certain pre-mixed products that are classified as ready to drink in nine-litre cases, divide by five.

Organic movements

In the discussion of the performance of the business, 'organic' information is presented using pounds sterling amounts on a constant currency basis excluding the impact of exceptional items and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both periods and which represents those measures that local managers are most directly able to influence.

Calculation of organic movements

The organic movement percentage is the amount in the row headed ‘Organic movement’ in the tables below, expressed as a percentage of the amount in the row headed ‘2013 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements and acquisitions and disposals.

(a) Exchange rates

'Exchange' in the organic movement calculation reflects the adjustment to recalculate the prior period results as if they had been generated at the current period’s exchange rates.

Exchange impacts in respect of the external hedging of intergroup sales of products and the inter group recharging of third party services are allocated to the geographical segment to which they relate. Residual exchange impacts are reported in Corporate.

(b) Acquisitions and disposals

For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to complete.

40

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current or prior period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.

(c) Exceptional items

Exceptional items are those which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate but are excluded from the organic movement calculations.

Organic movement calculations for the six months ended 31 December 2014 were as follows:

	North America million	Europe million	Africa million	Latin America and Caribbean million	Asia Pacific million	Corporate million	Total million
Volume (equivalent units)
2013 reported (restated)	26.5	24.3	12.8	12.5	8.2	-	84.3
Disposals**	(0.4)	(0.1)	-	-	-	-	(0.5)
2013 adjusted	26.1	24.2	12.8	12.5	8.2	-	83.8
Acquisitions and disposals**	0.1	-	-	-	51.8	-	51.9
Organic movement	(0.6)	(0.2)	1.1	(1.3)	(0.6)	-	(1.6)
2014 reported	25.6	24.0	13.9	11.2	59.4	-	134.1
Organic movement %	(2)	(1)	9	(10)	(7)	n/a	(2)

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Sales
2013 reported (restated)	2,149	2,707	1,002	1,102	1,012	42	8,014
Exchange*	(27)	(156)	(87)	(327)	(39)	(1)	(637)
Disposals**	(24)	(7)	-	-	-	-	(31)
2013 adjusted	2,098	2,544	915	775	973	41	7,346
Acquisitions and disposals**	9	1	-	-	1,246	-	1,256
Organic movement	(5)	51	77	11	(14)	2	122
2014 reported	2,102	2,596	992	786	2,205	43	8,724
Organic movement %	-	2	8	1	(1)	5	2

Net sales
2013 reported (restated)	1,904	1,560	774	900	752	42	5,932
Exchange*	(25)	(92)	(66)	(277)	(26)	(2)	(488)
Disposals**	(19)	(5)	-	-	-	-	(24)
2013 adjusted	1,860	1,463	708	623	726	40	5,420
Acquisitions and disposals**	8	-	-	-	479	-	487
Organic movement	(1)	(4)	38	(4)	(39)	3	(7)
2014 reported	1,867	1,459	746	619	1,166	43	5,900
Organic movement %	-	-	5	(1)	(5)	8	-

41

	North America £ million	Europe £ million	Africa £ million	Latin America and Caribbean £ million	Asia Pacific £ million	Corporate £ million	Total £ million
Marketing
2013 reported (restated)	293	231	81	123	170	5	903
Exchange*	(4)	(12)	(5)	(16)	(6)	-	(43)
Disposals**	-	-	-	-	-	-	-
2013 adjusted	289	219	76	107	164	5	860
Acquisitions and disposals**	7	-	-	-	28	-	35
Organic movement	8	6	9	3	(24)	(1)	1
2014 reported	304	225	85	110	168	4	896
Organic movement %	3	3	12	3	(15)	(20)	-

Operating profit before exceptional items
2013 reported (restated)	851	509	188	386	193	(67)	2,060
Exchange*	(21)	(31)	(20)	(192)	(4)	-	(268)
Acquisitions and disposals**	4	(1)	-	-	8	-	11
2013 adjusted	834	477	168	194	197	(67)	1,803
Acquisitions and disposals**	(8)	-	-	-	31	-	23
Organic movement	(7)	3	7	13	(14)	11	13
2014 reported	819	480	175	207	214	(56)	1,839
Organic movement %	(1)	1	4	7	(7)	16	1

Organic operating margin %
2014	44.5%	32.9%	23.5%	33.4%	26.6%	n/a	33.5%
2013	44.8%	32.6%	23.7%	31.1%	27.1%	n/a	33.3%
Margin improvement (bps)	(35)	30	(27)	230	(50)	n/a	28

•	For the reconciliation of sales to net sales and operating profit before exceptional items to operating profit see page 20 and page 31.

Notes: Information in respect of the organic movement calculations

*	The exchange adjustments for sales, net sales, marketing and operating profit are principally in respect of the Venezuelan bolivar, the Russian rouble and the euro.
**	In the six months ended 31 December 2014 the acquisitions and disposals that affected volume, sales, net sales, marketing and operating profit were as follows:

42

					Operating
	Volume	Sales	Net sales	Marketing	profit
	units million	£ million	£ million	£ million	£ million
Six months ended 31 December 2013
Acquisitions
Transaction costs	-	-	-	-	2
Integration costs	-	-	-	-	8
	-	-	-	-	10
Disposals
Jose Cuervo	(0.4)	(25)	(19)	-	3
Other disposals	(0.1)	(6)	(5)	-	(2)
	(0.5)	(31)	(24)	-	1

Acquisitions and disposals	(0.5)	(31)	(24)	-	11

Six months ended 31 December 2014
Acquisitions
United Spirits Limited	51.8	1,246	479	28	31
DeLeón	-	5	5	7	(8)
	51.8	1,251	484	35	23
Disposals
Jose Cuervo	0.1	4	3	-	-
Other disposals	-	1	-	-	-
	0.1	5	3	-	-

Acquisitions and disposals	51.9	1,256	487	35	23

Revised segmental information for the six months ended 31 December 2013

In the six months ended 31 December 2014 Diageo changed its internal reporting structure to reflect changes made to management responsibilities as announced on 30 July 2014. As a result of this change, Diageo reports the following geographical segments both for management reporting purposes and in the external financial statements: North America; Europe; Africa; Latin America and Caribbean; Asia Pacific and Corporate. The reconciliation to previously reported figures for volume, net sales, marketing spend and operating profit before exceptional items for the six months ended 31 December 2013 is as follows:

Volume (equivalent units)	As reported	Reclass	Restated
	million	million	million

North America	26.5	-	26.5
Europe	-	24.3	24.3
Western Europe	17.7	(17.7)	-
Africa	-	12.8	12.8
Africa, Eastern Europe and Turkey	19.4	(19.4)	-
Latin America and Caribbean	12.5	-	12.5
Asia Pacific	8.2	-	8.2
	84.3	-	84.3

43

Sales	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	2,149	-	2,149
Europe	-	2,707	2,707
Western Europe	1,970	(1,970)	-
Africa	-	1,002	1,002
Africa, Eastern Europe and Turkey	1,739	(1,739)	-
Latin America and Caribbean	1,102	-	1,102
Asia Pacific	1,012	-	1,012
Corporate	42	-	42
	8,014	-	8,014

Net sales	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	1,904	-	1,904
Europe	-	1,560	1,560
Western Europe	1,179	(1,179)	-
Africa	-	774	774
Africa, Eastern Europe and Turkey	1,155	(1,155)	-
Latin America and Caribbean	900	-	900
Asia Pacific	752	-	752
Corporate	42	-	42
	5,932	-	5,932

Marketing spend	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	293	-	293
Europe	-	231	231
Western Europe	177	(177)	-
Africa	-	81	81
Africa, Eastern Europe and Turkey	135	(135)	-
Latin America and Caribbean	123	-	123
Asia Pacific	170	-	170
Corporate	5	-	5
	903	-	903

Operating profit before
exceptional items	As reported	Reclass	Restated
	£ million	£ million	£ million

North America	851	-	851
Europe	-	509	509
Western Europe	370	(370)	-
Africa	-	188	188
Africa, Eastern Europe and Turkey	327	(327)	-
Latin America and Caribbean	386	-	386
Asia Pacific	193	-	193
Corporate	(67)	-	(67)
	2,060	-	2,060

44

Earnings per share before exceptional items

Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.

Earnings per share before exceptional items for the six months ended 31 December 2014 and 31 December 2013 are set out in the table below.

	2014	2013
	£ million	£ million

Profit attributable to equity shareholders of the parent company	1,311	1,599
Exceptional operating items attributable to equity shareholders of the parent company	170	20
Non-operating items	(98)	(138)
Tax in respect of exceptional operating and non-operating items	(38)	(3)
Discontinued operations	-	92
	1,345	1,570

	million	million
Weighted average number of shares in issue	2,506	2,507

	pence	pence
Earnings per share before exceptional items	53.7	62.6

Free cash flow

Free cash flow comprises the net cash flow from operating activities aggregated with the net movements in loans receivable and other investments and with the net purchase of property, plant and equipment and computer software that are included in net cash flow from investing activities.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses.

The group’s management regards the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisitions and sales of businesses are discretionary.

Where appropriate, separate explanations are given for the impacts of acquisitions and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.

Free cash flow reconciliations for the six months ended 31 December 2014 and 31 December 2013 are set out in the table below:

	Six months ended	Six months ended
	31 December 2014	31 December 2013
	£ million	£ million

Net cash from operating activities	957	606
Disposal of property, plant and equipment and computer software	36	64
Purchase of property, plant and equipment and computer software	(270)	(343)
Movements in loans and other investments	(24)	(1)
Free cash flow	699	326

Return on average total invested capital

Return on average total invested capital is used by management to assess the return obtained from the group’s asset base and is calculated to aid evaluation of the performance of the business.

The profit used in assessing the return on average total invested capital reflects operating profit before exceptional items plus share of after tax results of associates and joint ventures after applying the tax rate before exceptional items for the period. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and end of the period. Average capital employed comprises average net assets for the period, excluding post employment benefit net liabilities (net of deferred tax) and average net borrowings. This average capital employed is then aggregated with the average restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

45

Calculations for the return on average total invested capital for the six months ended 31 December 2014 and 31 December 2013 are set out in the table below:

	2014	2013
	£ million	£ million

Operating profit	1,668	2,040
Exceptional operating items	171	20
Share of after tax results of associates and joint ventures	113	181
Tax at the tax rate before exceptional items of 18.3% (2013 – 19.4%)	(357)	(435)
	1,595	1,806

Average net assets (excluding net post employment liabilities)	8,649	8,468
Average net borrowings	9,759	8,750
Average integration and restructuring costs (net of tax)	1,587	1,457
Goodwill at 1 July 2004	1,562	1,562
Adjustment in respect of acquisition of USL	1,351	-
Average total invested capital	22,908	20,237

Return on average total invested capital	13.9%	17.8%

Tax rate before exceptional items

Tax rate before exceptional items is calculated by dividing the total tax charge on continuing operations before tax charges and credits, classified as or in respect of exceptional items, by profit before taxation adjusted to exclude the impact of exceptional operating and non-operating items, expressed as a percentage. The measure is used by management to assess the rate of tax applied to the group’s continuing operations before tax on exceptional items.

The tax rates from continuing operations before exceptional and after exceptional items for the six months ended 31 December 2014 and 31 December 2013 are set out in the table below:

	2014 £ million	2013 £ million

Tax before exceptional items (a)	314	391
Tax in respect of exceptional items	(38)	(3)
Taxation on profit from continuing operations (b)	276	388

Profit from continuing operations before taxation and exceptional items (c)	1,713	2,016
Non-operating items	98	138
Exceptional operating items	(171)	(20)
Profit before taxation (d)	1,640	2,134

Tax rate before exceptional items (a/c)	18.3%	19.4%
Tax rate from continuing operation after exceptional items (b/d)	16.8%	18.2%

46

Other definitions

Volume share is a brand’s retail volume expressed as a percentage of the retail volume of all brands in its segment. Value share is a brand’s retail sales expressed as a percentage of the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share.

Price/mix is the number of percentage points by which the organic movement in net sales exceeds the organic movement in volume. The difference arises because of changes in the composition of sales between higher and lower priced variants/markets or as price changes are implemented.

References to emerging markets include Russia, Eastern Europe, Turkey, Africa, Latin America and Caribbean, and Asia Pacific (excluding Australia, Korea and Japan).

References to reserve brands include Johnnie Walker Blue Label, Johnnie Walker Green Label, Johnnie Walker Gold Label 18 year old, Johnnie Walker Gold Label Reserve, Johnnie Walker Platinum Label 18 year old, John Walker & Sons Collection, Johnnie Walker The Gold Route, Johnnie Walker The Royal Route, and other Johnnie Walker super premium brands; The Singleton, Cardhu, Talisker, Lagavulin and other malt brands; Buchanan’s Special Reserve, Buchanan’s Red Seal; Bulleit Bourbon, Bulleit Rye; Tanqueray No. TEN, Tanqueray Malacca; Cîroc, Ketel One vodka; Don Julio, Zacapa, Bundaberg SDlx, Haig Club whiskey and DeLeón Tequila.

References to Global giants include the following brand families: Johnnie Walker, Smirnoff, Captain Morgan, Baileys, Tanqueray and Guinness. Local stars spirits excluding ready to drink include, but are not limited to, Bells, Buchanan’s, Bundaberg, Bulleit, Cacique, Crown Royal, Don Julio, J&B, Old Parr, Yeni Raki, Ketel One vodka, scotch malts, Shui Jing Fang, White Horse, Windsor and Ypióca.

References to ready to drink also include ready to serve products, such as pre-mix cans in some markets, and progressive adult beverages in the United States and certain markets supplied by the United States.

References to beer include Orijin ready to drink and non-alcoholic products such as Guinness Malta.

47

RISK FACTORS

Diageo’s products are sold in over 180 countries worldwide, which subjects Diageo to risks and uncertainties in multiple jurisdictions across developed and developing markets. The group’s aim is to manage risk and control its business and financial activities cost-effectively and in a manner that enables it to: exploit profitable business opportunities in a disciplined way; avoid or reduce risks that can cause loss, reputational damage or business failure; manage and mitigate historic risks and exposures of the group; support operational effectiveness; and enhance resilience to external events. To achieve this, an ongoing process has been established for identifying, evaluating and managing risks faced by the group. A detailed description of the key risks and uncertainties facing the group are described in the ’Strategic report’ section of the annual report for the year ended 30 June 2014 and under “Risk Factors” in the annual report on Form 20-F for the year ended 30 June 2014.

These key risks and uncertainties include: unfavourable economic conditions or political or other developments and risks in the countries in which Diageo operates; changes in consumer preferences and tastes and adverse impacts of a declining economy, among many factors, may adversely affect demand; litigation directed at the beverage alcohol industry and other litigation; climate change, or legal, regulatory or market measures to address climate change; water scarcity or poor quality; increased costs of raw materials or energy; regulatory decisions and changes in the legal and regulatory environment could increase Diageo’s costs and liabilities or limit its business activities; increasing costs of monitoring and maintaining compliance with anti-corruption laws; failure to maintain Diageo’s brand image and corporate reputation; competition may reduce Diageo’s market share and margins; expected benefits may not be derived from Diageo’s strategy focused on premium drinks or from its acquisitions or its cost-saving and restructuring programmes designed to enhance earnings; contamination, counterfeiting or other events could harm integrity of customer support for Diageo’s brands and adversely affect the sales of those brands; increased costs or shortages of talent; disruption to production facilities, business service centres or information systems and change programs may not deliver the benefits intended; movements in the value of Diageo’s pension funds, fluctuations in exchange rates and interest rates; failure to maintain or renegotiate distribution, supply, manufacturing and licence agreements on favourable terms; inability to protect Diageo’s intellectual property rights; and difficulty in effecting service of US process and enforcing US legal process against the directors of Diageo.

Cautionary statement concerning forward-looking statements

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;
•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;
•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;
•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;
•	changes in the cost or supply of raw materials, labour and/or energy;
•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

48

•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;
•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;
•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;
•	increased costs or shortages of talent;
•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;
•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;
•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;
•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ section above. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2015.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

49

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

Each of the directors of Diageo plc confirms, to the best of his or her knowledge, that:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB and endorsed and adopted by the EU;

•	the interim management report includes a fair review of the information required by:

(a)	DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)	DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the group during that period; and any changes in the related party transactions described in the last annual report that could do so.

The directors of Diageo plc are as follows: Dr Franz B Humer (Chairman), Ivan Menezes (Chief Executive), Deirdre Mahlan (Chief Financial Officer), Lord Davies of Abersoch (Senior Non-Executive Director and Chairman of the Remuneration Committee), Philip G Scott (Non-Executive Director and Chairman of the Audit Committee) and Non-Executive Directors: Peggy B Bruzelius, Laurence M Danon, Betsy D Holden, Ho KwonPing, Nicola Mendelsohn and Alan Stewart.

50

Diageo will release its interims results for the six months ended 31 December 2014 on Thursday 29 January 2015.

Webcast, Presentation Slides and Transcript

At 08.00 (UK time) on Thursday 29 January, Ivan Menezes, Chief Executive and Deirdre Mahlan, Chief Financial Officer will present Diageo’s interim results as a webcast. This will be available to view at www.diageo.com. The presentation slides and transcript will also be available to download from www.diageo.com at 08.00 (UK time).

Live Q&A Session

Ivan Menezes, Chief Executive and Deirdre Mahlan, Chief Financial Officer will be hosting a Q&A session on Thursday 29 January 2015 at 09:30 (UK time). A live audio webcast of the call will be available at www.diageo.com at the scheduled time. The live webcast will allow you to participate in the Q&A, however if you wish to ask questions directly during the call, please dial in using the conference call details.

UK Toll Number	+44 (0) 20 3003 2666
UK Toll-Free Number	0808 109 0700
US Toll Number	+1 646 843 4608
US Toll-Free Number	1 866 966 5335
Germany Toll Number	+49 (0) 69 7104 45598
Singapore Toll Number	+65 6494 8889

Please note that no pin code is required to join the call.

A transcript of the Q&A session will be available for download on 30 January 2015 at www.diageo.com.

Investor enquiries to:	Catherine James	+44 (0) 20 8978 2272
	Pier Falcione	+44 (0) 20 8978 4838
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
	Colette Wright	+44 (0) 20 8978 1380
	James Crampton	+44 (0) 20 8978 4613
investor.relations@diageo.com

Media enquiries to:	Rowan Pearman Clemmie Raynsford	+44 (0) 20 8978 4751 +44 (0) 20 8978 6168
	Victoria Ward	+44 (0) 20 8978 4353
Global.press.office@diageo.com

51